
13001751

2012 ANNUAL REPORT

GIVING BUSINESS MORE REACH


PE
UNTS
2.12
76%
INCREASE IN EARN
OF
$478.3
ILLION,
EPOSIT


American
River
Bankshares

CONTENTS

ANNUAL REPORT COPIES American River Bankshares will provide its security holders and interested parties, without charge, a copy of its 2012 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail, please contact American River Bankshares. To view a PDF version online, please go to our web site at www.envisionreports.com/AMRB.

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"WHAT ELSE CAN I DO TO ACHIEVE THE DESIRED RESULT?"*

This is the challenge that the American River Bank team is tasked with each day and, in 2012, much was accomplished in this spirit.

That's not to say that our 2012 results met our expectations—indeed, our results were mixed. However, our achievements in 2012 brought us closer to our strategic goal of being the premier business bank in Northern California.


The
OZ
PRINCIPLE

*Quote from *The Oz Principle* by Roger Connors. If you have not had an opportunity to read this book, we highly suggest you do so. The book will transform your concept of personal and professional accountability.

YEAR IN REVIEW

Earnings. For the twelve months ended December 31, 2012, the Company's net income was $3.2 million or $0.34 per diluted share, a 36% increase in earnings per share compared to 2011. Assets at year-end were $596.4 million, up 3% compared to 2011.

Capital Deployment. American River Bankshares maintained its strong capital position in 2012 with $94.0 million in shareholders' equity. A new Stock Repurchase Program was announced during the year with a 6% repurchase target. The share price for AMRB ended the year at $6.91, a 52% increase during 2012. In addition, tangible book value increased 6% to $8.33 per share, and book value per share increased 6% to $10.08 per share.

Credit Quality & Loan Growth. Non-performing assets declined to $17.7 million, or 2.97% of total assets compared to $21.7 million, or 3.73% of total assets in 2011. Loan growth remains a foremost challenge, as payoffs in 2012 outpaced new credits and demand remains weak as our markets continue to struggle towards economic recovery. We've made a number of organizational changes to make sure we have the right people in position, including making strategic new hires, to build a quality loan pipeline.

Single, Strong Brand. In 2012, the Company consolidated all of its bank brands under the American River Bank name. In order to continue growing a wider Northern California footprint, we felt the Bank needed to establish a single, unified presence. Our revamped brand underscores our current position as a strong, stable regional bank with a commitment to creating exceptional business banking experiences for our current and future clients.

Focused Business Banking. As many of our peers are just starting to target business banking, American River Bank has been refining its approach as a specialist banking company for almost 30 years. We focus our sales and marketing efforts in attracting business clients with over three years of success, with revenues of $1 million to $50 million and who operate in the building trade, property manager, professional or wholesaler/manufacturer industries. Total deposits in 2012 were $478.3 million, with core deposits growing $16.7 million or 5% to $381.3 million. American River Bank considers all deposits except time deposits as core deposits.

American River Bank is ready to be "the Bank" of choice for business owners that want a strong, stable partner that can help them REACH for more success. I'm confident in saying that there is no other bank in our market that can offer exceptional client service combined with an elite level of business expertise—both of which have defined American River Bank's reputation for decades.

In 2013, the American River Bank team will work to reinforce the many strategic initiatives implemented in 2012 as we maintain our focus on client service and profitable growth. As always, our primary goal is to build a profitable organization and make decisions that provide maximum value to our shareholders.

Thank you for your continued investment and for the trust and confidence you have placed in our Company.

Sincerely,



Charles D. Fite
CHAIRMAN OF THE BOARD



David T. Taber
PRESIDENT & CEO

500+ NEW HOUSEHOLDS


HELLO
CEO

Meet the CEO At American River Bank, we're all CEOs — that's Client Experience Officer to you! Each employee is trained to a 27 point service standard code, is encouraged to go the extra mile and take ownership for providing solutions to client needs. Its how we've been able to turn excellent service into a legendary client experience!


American
River
Bank
SM

Our Position When we set out to come up with a new look and marketing campaign, we wanted to accomplish a few things:

Emphasize the "American" in American River Bank.

Position ourselves as a Regional Bank.

Show that we are the bank for established businesses that want to reach new levels of success.

Demonstrate our business expertise.

36% INCREASE IN EPS


REACH
Want to Improve the Efficiency and Profitability of Your Business?

Spread the Word In Fall 2012, American River Bank launched a multi-media marketing and advertising campaign to introduce the consolidated American River Bank brand identity to the Sonoma and Amador markets, as well as to get ourselves recognized with prospective clients throughout Northern California.


Reach
Blueprint

Show, Not Tell American River Bank developed a new proprietary tool called REACH Business Blueprint℠ in order to demonstrate to clients and especially to prospective clients the value American River Bank can bring to a banking relationship. REACH Business Blueprint provides a financial assessment using key ratios so business owners can achieve greater financial success by improving the efficiency and profitability of their operations.

52% STOCK PRICE INCREASE

70% BUSINESS FOCUSED DEPOSITS

WHAT MAKES AMERICAN RIVER BANK DIFFERENT?

Banking is a rather crowded industry, where mostly the same products are available and we each say our service is the best.

So this past year, we put the American River Bank brand under a microscope and asked employees, clients and target prospects for their candid input on what makes us stand out from the crowd.

The outcome is a clear statement of what American River Bank has to offer that each of our employees knows and can share.

CLIENT SATISFACTION RATING

We're a Conservative and Profitable Company

American River Bank has been profitable every full year since we were founded in 1983.

We Approach Banking Honestly

Clients receive a courtesy call with rejected items, suspicious activity or insufficient funds.

We don't nickel and dime our clients, but explain the cost of our services up front.

We show clients how to save time and money by offering free Financial Reviews in our branches.

CLIENTS PER RELATIONSHIP MANAGER

We're Relationship Orientated—We're Good Listeners and Deliver High Value

We show our respect for relationship by calling you "client" not "customer."

Our Board of Directors is made up of local business owners.

Our relationship managers maintain a portfolio of only 30–50 clients, so our commercial banking clients receive a high level of attention and service.

We share our business expertise so business owners can achieve greater financial success by improving the efficiency and profitability of their operations.

We Provide an Extraordinary Client Experience

Each of our employees is trained to a 27 point service standard code.

Each of our employees can be called directly without an automated phone system, even the CEO.

96% of our clients are satisfied with their experience at American River Bank.

EMPLOYEE RETENTION OVER 5 YEARS

Our Employees are Knowledgeable and Stay with Us

58% of our employees have been with us 5 or more years.

The average tenure of our employees is over 8 years.

We're Focused on Community Service

Employees receive 40 hours of at-work volunteer time and an opportunity to receive up to $500 a year in matching grants.

Employees donated over 1,900 volunteer hours in 2012 and almost $18,000 to the American River Bank Foundation.

The American River Bank Foundation awarded $147,500 to nine local non-profit organizations in Northern California in 2012.

VOLUNTEER HOURS DONATED

OUR LOCATIONS

American River Bank Locations

1. Bradshaw Plaza
2. Capitol Mall
3. Fair Oaks Village
4. Point West
5. Roseville
6. Buckhorn
7. Ione
8. Jackson
9. Healdsburg
10. Santa Rosa

△ San Jose Loan Production Office

American River Bankshares Headquarters

★ Rancho Cordova, CA

Lending Area

Northern California, including the Greater Sacramento Area, Sonoma County, Amador County, South Bay, North Bay and East Bay.


ROSEVILLE
SANTA ROSA
SACRAMENTO
JACKSON
WALNUT CREEK
SAN FRANCISCO
SAN JOSE

TOTAL RETURN PERFORMANCE


INDEX VALUE
125
100
75
50
25
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
American River Bankshares	100.00	65.24	52.48	40.06	30.38	46.14
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Bank NASDAQ	100.00	72.62	58.91	69.51	61.67	73.51

Source: SNL Financial LC, Charlottesville, VA

American River Bank and Bankshares Board Of Directors

Charles D. Fite
Chairman of the Board
President, Fite Development Co.

Roger J. Taylor, DDS
Vice-Chairman of the Board
Retired Dentist
Director, Taylor's Investment Company

Stephen H. Waks, Esq.
Secretary to the Board
Attorney-at-Law and Owner,
Waks Law Corporation

Kimberly A. Box
CEO & President at Kamillyan, Inc.
President, Kim Box Inspires

Robert J. Fox, CPA
Partner, S.J. Gallina & Co.

William A. Robotham, CPA
Executive Partner,
Pisenti & Brinker LLP

David T. Taber
President & CEO, American River Bankshares

Philip A. Wright
President, Wright Investments Inc.
dba Wright Realty

Michael A. Ziegler
President & CEO, Pride Industries

American River Bank Leadership Team

David T. Taber
President & CEO

Kevin B. Bender
EVP & Chief Operating Officer

Lisa R. Cisneros
SVP & Retail Banking Manager

Mitchell A. Derenzo
EVP & Chief Financial Officer

Erica C. Fernandez
SVP & Commercial Banking Manager

Robert H. Muttera
EVP & Chief Credit Officer

Sonoma County Regional Community Bank Board

Pam Chanter
Vice President, Vantreo Insurance Brokers

Robert Hillmann
Movie Producer-Director
President, Renergy BioConverter

Herb Liberman
Economic Development Coordinator
Healdsburg Chamber of Commerce
& Visitors Bureau

William A. Robotham, CPA

Philip A. Wright

Stock Listing

American River Bankshares trades on the NASDAQ Global Select Stock Market under the symbol "AMRB."

Investor Relations

American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670
(916) 851-0123
investor.relations@americanriverbank.com
www.AmericanRiverBank.com

Transfer Agent

Computershare Investor Services
P.O. Box 43070
Providence, RI 02940-3070
(800) 962 4284
www-us.computershare.com/investor

Annual Meeting

The 2013 Annual Meeting of American River Bankshares will be held at 3:00 p.m. on May 16, 2013 at:

Rancho Cordova City Hall
American River Room North
2729 Prospect Park Drive
Rancho Cordova, CA 95670

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2012
FINANCIAL DATA

Selected Financial Data.

FINANCIAL SUMMARY-The following table presents certain consolidated financial information concerning the business of the Company and its subsidiaries. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. All per share data has been retroactively restated to reflect stock dividends and stock splits.

As of and for the Years Ended December 31,
(In thousands, except per share amounts and ratios)

	2012	2011	2010	2009	2008
Operations Data:					
Net interest income	$ 19,405	$ 21,591	$ 22,256	$ 24,032	$ 25,925
Provision for loan and lease losses	1,365	3,625	7,365	8,530	1,743
Noninterest income	2,774	2,108	1,804	2,269	2,168
Noninterest expenses	16,747	16,301	16,470	15,811	14,201
Income before income taxes	4,067	3,773	225	1,960	12,149
Income tax expense (benefit)	860	1,269	(251)	374	4,578
Net income	$ 3,207	$ 2,504	$ 476	$ 1,586	$ 7,571
Share Data:					
Earnings per share – basic	$ 0.34	$ 0.25	$ 0.05	$ 0.26	$ 1.30
Earnings per share – diluted	$ 0.34	$ 0.25	$ 0.05	$ 0.26	$ 1.30
Cash dividends per share (1)	$ 0.00	$ 0.00	$ 0.00	$ 0.29	$ 0.57
Book value per share	$ 10.08	$ 9.51	$ 9.07	$ 8.87	$ 10.95
Tangible book value per share	$ 8.33	$ 7.85	$ 7.37	$ 7.15	$ 7.98
Balance Sheet Data:					
Assets	$ 596,389	$ 581,518	$ 578,940	$ 594,418	$ 563,157
Loans and leases, net	252,118	293,731	338,533	376,322	412,356
Deposits	478,256	462,285	465,122	469,755	437,061
Shareholders' equity	93,994	94,099	89,544	87,345	63,447
Financial Ratios:					
Return on average equity	3.42%	2.74%	0.53%	2.44%	12.39%
Return on average tangible equity	4.15%	3.35%	0.66%	3.31%	17.32%
Return on average assets	0.55%	0.43%	0.08%	0.28%	1.32%
Efficiency ratio (2)	73.69%	67.18%	66.87%	58.45%	48.92%
Net interest margin (2) (3)	3.91%	4.36%	4.49%	4.90%	5.03%
Net loans and leases to deposits	52.72%	63.54%	72.78%	80.11%	94.35%
Net charge-offs to average loans & leases	0.93%	1.29%	2.12%	1.62%	0.42%
Non-performing loans and leases to total loans and leases (4)	2.12%	4.46%	6.52%	5.46%	1.49%
Allowance for loan and lease losses to total loans and leases	2.24%	2.34%	2.19%	2.06%	1.41%
Average equity to average assets	15.97%	15.81%	15.28%	11.36%	10.62%
Dividend payout ratio (1)	0%	0%	0%	109%	44%
Capital Ratios:					
Leverage capital ratio	12.82%	13.09%	12.55%	12.45%	8.32%
Tier 1 risk-based capital ratio	23.87%	21.52%	19.07%	17.13%	11.50%
Total risk-based capital ratio	25.13%	22.78%	20.33%	18.39%	10.25%

(1) On July 27, 2009, the Company announced that the Board of Directors suspended the payment of cash dividends, until such time that it was prudent to reestablish the payment of cash dividends.
(2) Fully taxable equivalent.
(3) Excludes the amortization of intangible assets.
(4) Non-performing loans and leases consist of loans and leases past due 90 days or more and still accruing and nonaccrual loans and leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Statements Regarding Forward-Looking Statements

Certain matters discussed or incorporated by reference in this Annual Report including, but not limited to, matters described herein, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and decline and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates; (3) variances in the actual versus projected growth in assets and return on assets; (4) potential continued or increasing loan and lease losses; (5) potential increasing levels of expenses associated with resolving non-performing assets as well as regulatory changes; (6) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (7) competitive effects; (8) potential declines in fee and other noninterest income earned associated with economic factors as well as regulatory changes; (9) general economic conditions nationally, regionally, and within our operating markets could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets; (10) changes in the regulatory environment including government intervention in the U.S. financial system; (11) changes in business conditions and inflation; (12) changes in securities markets, public debt markets, and other capital markets; (13) potential data processing and other operational systems failures or fraud; (14) potential continued decline in real estate values in our operating markets; (15) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; (16) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations; (17) projected business increases following any future strategic expansion could be lower than expected; (18) the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings; (19) the reputation of the financial services industry could experience further deterioration, which could adversely affect our ability to access markets for funding and to acquire and retain customers; (20) the efficiencies we may expect to receive from any investments in personnel and infrastructure may not be realized; and (21) downgrades in the credit rating of the United States by credit rating agencies. The factors set forth under "Item 1A - Risk Factors" in our 2012 Form 10-K report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report, when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission (the "SEC") on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss data and the economic environment as factors, among others, in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of the credit loss risk in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) "Accounting for Contingencies," which requires that losses be accrued when it is probable that a loss has occurred at the balance sheet date and such loss can be reasonably estimated; and (2) the "Receivables" topic, which requires that losses be accrued on impaired loans based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is determined based upon estimates that can and do change when the actual risk, loss events, or changes in other factors, occur. The analysis of the allowance uses an historical loss view as an indicator of future losses and as a result could differ from the actual losses incurred in the future. If the allowance for loan and lease losses falls below that deemed adequate (by reason of loan and lease growth, actual losses, the effect of changes in risk factors, or some combination of these), the Company has a strategy for supplementing the allowance for loan and lease losses, over the short-term. For further information regarding our allowance for loan and lease losses, see "Allowance for Loan and Lease Losses Activity."

Stock-Based Compensation

The Company recognizes compensation expense over the service period in an amount equal to the fair value of all share-based payments which consist of stock options and restricted stock awarded to directors and employees. The fair value of each stock option award is estimated on the date of grant and amortized over the service period using a Black-Scholes-Merton based option valuation model that requires the use of assumptions. Critical assumptions that affect the estimated fair value of each award include expected stock price volatility, dividend yields, option life and the risk-free interest rate. The fair value of each restricted award is estimated on the date of award and amortized over the service period.

Goodwill

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually. Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At December 31, 2012, the Company's reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company conducted an analysis to assess the need for a valuation allowance at December 31, 2012, and determined that no valuation allowance was required. As part of this assessment, all available evidence, including both positive and negative, was considered to determine whether based on the weight of such evidence, a valuation allowance on the Company's deferred tax assets was needed. A valuation allowance is deemed to be needed when, based on the weight of the available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of a deferred tax asset will not be realized. The future realization of the deferred tax asset depends on the existence of sufficient taxable income within the carryback and carry forward periods.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Only tax positions that meet the more-likely-than-not recognition threshold are recognized. The election has been made to record interest expense related to tax exposures in tax expense, if applicable, and the exposure for penalties related to tax exposures in tax expense, if applicable.

Overview

The Company recorded net income in 2012 of $3,207,000, an increase of $703,000 (28.1%) from $2,504,000 in 2011. Diluted earnings per share for 2012 were $0.34, an increase of $0.09 from the $0.25 recorded in 2011. For 2012, the Company realized a return on average equity of 3.42% and a return on average assets of 0.55%, as compared to 2.74% and 0.43% for 2011.

Net income for 2011 was $2,028,000 (426.1%) higher than the $476,000 recorded in 2010. In 2010, diluted earnings per share were $0.05, return on average assets was 0.08% and return on average equity was 0.53%. Table One below provides a summary of the components of net income for the years indicated (dollars in thousands):

Table One: Components of Net Income

For the years ended:	2012	2011	2010
Net interest income*	$ 19,703	$ 21,830	$ 22,465
Provision for loan and lease losses	(1,365)	(3,625)	(7,365)
Noninterest income	2,774	2,108	1,804
Noninterest expense	(16,747)	(16,301)	(16,470)
(Provision for) benefit from income taxes	(860)	(1,269)	251
Tax equivalent adjustment	(298)	(239)	(209)
Net income	$ 3,207	$ 2,504	$ 476
Average total assets	$ 586,989	$ 578,217	$ 584,114
Net income as a percentage of average total assets	0.55%	0.43%	0.08%

* Fully taxable equivalent basis (FTE)

Under accounting principles generally accepted in the United States of America all share and per share data is adjusted for stock dividends and stock splits. There were no stock dividends or stock splits in 2012, 2011 or 2010.

During 2012, total assets of the Company increased $14,871,000 (2.6%) to a total of $596,389,000 at year-end. At December 31, 2012, net loans totaled $252,118,000, down $41,613,000 (14.2%) from the ending balance on December 31, 2011. Deposits increased $15,971,000 or 3.5% during 2012 resulting in ending deposit balances of $478,256,000. Shareholders' equity decreased $105,000 or 0.1% during 2012, to end the year at $93,994,000. The Company ended 2012 with a leverage capital ratio of 12.8% and a total risk-based capital ratio of 25.1% compared to a leverage capital ratio of 13.1% and a total risk-based capital ratio of 22.8% at the end of 2011.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, Federal funds sold and interest-bearing deposits in other banks) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 3.91% in 2012, 4.36% in 2011, and 4.49% in 2010. The fully taxable equivalent net interest income was down $2,127,000 (9.7%) in 2012 compared to 2011. The fully taxable equivalent net interest income was down $635,000 (2.8%) in 2011 compared to 2010.

The fully taxable equivalent interest income component decreased from $24,438,000 in 2011 to $21,597,000 in 2012, representing a 11.6% decrease. The decrease in the fully taxable equivalent interest income for 2012 compared to the same period in 2011 is comprised of two components - rate (down $1,865,000) and volume (down $976,000). The rate decrease can be attributed to the overall lower interest rate environment and lower average loan balances replaced with higher average investment securities. While forgone interest on nonaccrual loans has decreased, it continues to negatively impact the yield on earning assets. During 2012, foregone interest income on nonaccrual loans was approximately $715,000, compared to foregone interest of $1,706,000 during 2011. The average balance of earning assets increased 0.9% from $500,200,000 in 2011 to $504,533,000 in 2012; however, there was a significant change in the average earning asset mix in 2012. There was an increase in investment securities, offset by a decrease in loan balances. Principal reductions from loan balances were invested into investment securities. When compared to 2011, average loan balances were down $41,174,000 (12.7%) to $282,136,000 for 2012 and average investment securities were up $46,461,000 (26.6%) to $221,396,000 for 2012. The overall low interest rate environment, the negative effect of the foregone interest on loans, and the change in the asset mix (lower loan totals and higher investment security totals) resulted in a 61 basis point decrease in the yield on average earning assets from 4.89% for 2011 to 4.28% for 2012. The volume decrease of $976,000 occurred mainly as a result of the decrease in average loans. The market in which the Company operates continues to see a slowdown in new loan volume as existing and potential new borrowers continue to pay down debt and delay expansion plans.

The fully taxable equivalent interest income component decreased from $25,915,000 in 2010 to $24,438,000 in 2011, representing a 5.7% decrease. The decrease in the fully taxable equivalent interest income for 2011 compared to the same period in 2010 is comprised of two components - rate (down $72,000) and volume (down $1,405,000). The rate decrease can be attributed to the overall lower interest rate environment, forgone interest on nonaccrual loans, and lower average loan balances replaced with higher average investment securities. During 2011, foregone interest income on nonaccrual loans was approximately $1,706,000, compared to foregone interest of $1,736,000 during 2010. The average balance of earning assets decreased slightly from $500,882,000 in 2010 to $500,200,000 in 2011; however, there was a significant change in the average earning asset mix in 2011. There was an increase in investment securities, offset by a decrease in loan balances. When compared to 2010, average loan balances were down $39,135,000 (10.8%) to $323,310,000 for 2011 and average investment securities were up $36,926,000 (26.8%) to $174,935,000 for 2011. The overall low interest rate environment, the negative effect of the foregone interest on loans, and the change in the asset mix (lower loan totals and higher investment security totals) resulted in a 28 basis point decrease in the yield on average earning assets from 5.17% for 2010 to 4.89% for 2011. The decrease in the yield on earning assets was partially offset by higher rates on investment securities. The yield on investment securities was positively impacted by a slowdown in mortgage prepayments. As mortgage prepayments slow, the premium paid on these securities is amortized over a longer period of time, resulting in a higher yield. The yield on investment securities increased from 2.67% in 2010 to 2.96% in 2011. While the overall dollar decrease in 2011 of fully taxable equivalent interest income due to rates was $72,000, the increase in the investment securities due to rate added $525,000. The volume decrease of $1,405,000 occurred mainly as a result of the decrease in average loans.

Interest expense was $714,000 (27.4%) lower in 2012 compared to 2011. The average balances on interest bearing liabilities was slightly higher in 2012 ($349,212,000) compared to 2011 ($349,075,000). The slightly higher balances, however, did not increase interest expense as the increases occurred in lower cost savings accounts, which were slightly offset by decreases in higher cost time deposits and other borrowings. Despite the increase in average interest bearing balances the Company experienced a decrease in interest expense of $31,000 due to this increase in savings balance offset by the decrease in time deposits and other borrowings. Average savings balances increased $4,308,000 (9.2%) during 2012 compared to 2011; while average time deposits decreased $2,897,000 (2.8%) and other borrowings decreased $731,000 (4.3%) during the same time period. The decrease in interest expense was mainly due to lower rates, which accounted for a $683,000 decrease in interest expense for 2012 compared to 2011. Rates paid on interest-bearing liabilities decreased 21 basis points from 0.75% in 2011 to 0.54% in 2012.

Interest expense was $842,000 (24.4%) lower in 2011 compared to 2010. The average balances on interest bearing liabilities were $16,438,000 (4.5%) lower in 2011 compared to 2010. The lower balances accounted for a $267,000 decrease in interest expense. Average borrowings were down $3,418,000 (16.7%) as the Company replaced higher cost borrowings with lower cost checking and money market accounts. Average deposit balances decreased $5,649,000 or 1.2% from $469,177,000 during 2010 to $463,528,000 during 2011. While there was an overall decrease in deposits, the Company did have success attracting new deposit relationships as a direct result of its business development efforts. The Company's business development efforts have been focused on building checking and savings deposits and other non-CD balances. These non-CD balances increased $12,956,000 (3.7%) during 2011 and CD balances decreased $18,605,000 (15.4%) during 2011. The overall lower interest rate environment accounted for a decrease in rates and a $575,000 reduction in interest expense in 2011 compared to 2010. Rates paid on interest bearing liabilities decreased 19 basis points from 0.94% in 2010 to 0.75% in 2011.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume), computed on a daily average basis, and changes in average interest rates.

Table Two: Analysis of Net Interest Margin on Earning Assets

Year Ended December 31,	2012			2011			2010		
(Taxable Equivalent Basis) (dollars in thousands)	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning assets:									
Loans and leases (1)	$ 282,136	$ 16,687	5.91%	$ 323,310	$ 19,235	5.95%	$ 362,445	$ 22,227	6.13%
Taxable investment securities	191,861	3,708	1.93%	155,428	4,225	2.72%	122,381	2,840	2.32%
Tax-exempt investment securities (2)	29,535	1,190	4.03%	19,507	959	4.92%	15,628	843	5.39%
Corporate stock	9	4	44.44%	16	—	—	22	—	—
Federal funds sold	—	—	—	—	—	—	—	—	—
Interest bearing deposits in other banks	992	8	0.81%	1,939	19	0.98%	406	5	1.23%
Total earning assets	504,533	21,597	4.28%	500,200	24,438	4.89%	500,882	25,915	5.17%
Cash & due from banks	41,010			41,932			48,318		
Other assets	47,853			43,941			43,142		
Allowance for loan & lease losses	(6,407)			(7,856)			(8,228)		
	$ 586,989			$ 578,217			$ 584,114		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
NOW & MMDA	$ 182,379	658	0.36%	$ 182,922	1,044	0.57%	$ 182,495	1,327	0.73%
Savings	50,976	114	0.22%	46,668	183	0.39%	41,510	224	0.54%
Time deposits	99,548	838	0.84%	102,445	1,011	0.99%	121,050	1,401	1.16%
Other borrowings	16,309	284	1.74%	17,040	370	2.17%	20,458	498	2.43%
Total interest bearing liabilities	349,212	1,894	0.54%	349,075	2,608	0.75%	365,513	3,450	0.94%
Demand deposits	138,188			131,493			124,122		
Other liabilities	5,851			6,204			5,221		
Total liabilities	493,251			486,772			494,856		
Shareholders' equity	93,738			91,445			89,258		
	$ 586,989			$ 578,217			$ 584,114		
Net interest income & margin (3)		$ 19,703	3.91%		$ 21,830	4.36%		$ 22,465	4.49%

(1) Loan and lease interest includes loan and lease fees of $174,000, $95,000 and $45,000 in 2012, 2011 and 2010, respectively.
(2) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% in 2012, 2011 and 2010.
(3) Net interest margin is computed by dividing net interest income by total average earning assets.

Table Three: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

Year ended December 31, 2012 over 2011 (dollars in thousands)
Increase (decrease) in interest income and expense due to change in:

	Volume	Rate (4)	Net Change
Interest-earning assets:			
Net loans and leases (1)(2)	$ (2,450)	$ (98)	$ (2,548)
Taxable investment securities	990	(1,507)	(517)
Tax-exempt investment securities (3)	493	(262)	231
Corporate stock	—	4	4
Federal funds sold & other	—	—	—
Interest bearing deposits in other banks	(9)	(2)	(11)
Total	(976)	(1,865)	(2,841)
Interest-bearing liabilities:			
Demand deposits	(3)	(383)	(386)
Savings deposits	17	(86)	(69)
Time deposits	(29)	(144)	(173)
Other borrowings	(16)	(70)	(86)
Total	(31)	(683)	(714)
Interest differential	$ (945)	$ (1,182)	$ (2,127)

Year Ended December 31, 2011 over 2010 (dollars in thousands)
Increase (decrease) in interest income and expense due to change in:

	Volume	Rate (4)	Net Change
Interest-earning assets:			
Net loans and leases (1)(2)	$ (2,400)	$ (592)	$ (2,992)
Taxable investment securities	767	618	1,385
Tax-exempt investment securities (3)	209	(93)	116
Corporate stock	—	—	—
Federal funds sold & other	—	—	—
Interest bearing deposits in other banks	19	(5)	14
Total	(1,405)	(72)	(1,477)
Interest-bearing liabilities:			
Demand deposits	3	(286)	(283)
Savings deposits	28	(69)	(41)
Time deposits	(215)	(175)	(390)
Other borrowings	(83)	(45)	(128)
Total	(267)	(575)	(842)
Interest differential	$ (1,138)	$ 503	$ (635)

(1) The average balance of non-accruing loans and leases is immaterial as a percentage of total loans and leases and has been included in net loans and leases.
(2) Loan and lease fees of $174,000, $95,000 and $66,000 for the years ended December 31, 2012, 2011 and 2010, respectively, have been included in the interest income computation.
(3) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% in 2012, 2011 and 2010.
(4) The rate/volume variance has been included in the rate variance.

Provision for Loan and Lease Losses

The Company provided $1,365,000 for loan and lease losses in 2012 as compared to $3,625,000 for 2011. Net loan and lease losses for 2012 were $2,625,000 as compared to $4,168,000 in 2011. In 2012, net loan and lease losses as a percentage of average loans outstanding were 0.93% compared to 1.29% in 2011. In 2010, the Company provided $7,365,000 for loan and lease losses and net charge-offs were $7,689,000. The Company has continued to provide amounts to the allowance for loan and lease losses in 2012 because of a continued high level of non-performing loans and leases. The level of non-performing loans and leases, which began to increase during the recent economic cycle, reached a high of $22,571,000 at December 31, 2010 but has decreased to $5,474,000 at December 31, 2012. While this figure has decreased it remains above the Company's historical average. The high level of non-performing loans and leases is due to the impact that the overall challenging economy in the Company's market areas and in the United States has had on the Company's borrowers. For additional information see the "Allowance for Loan and Lease Losses Activity."

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated (dollars in thousands):

Table Four: Components of Noninterest Income

	Year Ended December 31,		
	2012	2011	2010
Service charges on deposit accounts	$ 724	$ 761	$ 866
Rental income from OREO properties	886	37	—
Merchant fee income	531	467	420
Earnings on bank-owned life insurance	267	272	277
Gain on sale and call of securities	93	353	7
Other	273	218	234
	$ 2,774	$ 2,108	$ 1,804

Noninterest income was up $666,000 (31.6%) to $2,774,000 in 2012 from the 2011 level. The increase from 2011 to 2012 was primarily related to increased rental income from OREO properties, partially offset by lower gains on sales of investment securities. Income from OREO properties was $886,000 in 2012 compared to $37,000 in 2011. The income from OREO properties results primarily from rents received on leased office properties the Company foreclosed upon in the last five quarters. The decrease in investment sales from $353,000 in 2011 to $93,000 in 2012, resulted from the Company selling selected municipal bonds to improve the credit quality of the securities portfolio and some mortgage related bonds to reinvest in mortgage bonds with better risk reward structures in 2011 and very few sales in 2012.

Noninterest income was up $304,000 (16.9%) to $2,108,000 in 2011 from the 2010 level. The increase from 2010 to 2011 was primarily related to an increase in the gains on sales of investment securities. For 2011, gains on sales of investment securities were $353,000 compared to $7,000 for 2010. During 2011, the Company sold selected municipal bonds to improve the credit quality of the securities portfolio and some mortgage related bonds to reinvest in mortgage bonds with better risk reward structures. The increase from investment sales was partially offset by lower service charges on deposit accounts (down $105,000 or 12.1%). The lower service charges on deposit accounts resulted from decreased fees on overdrawn checking accounts (down $81,000 or 17.6%).

Salaries and Benefits

Salaries and benefits were $8,260,000 (down $205,000 or 2.4%) for 2012 as compared to $8,465,000 in 2011. The decrease in salary and benefits was due in part to decreased incentive compensation expense partially offset by an increase in core salaries and higher employment taxes, health insurance and general employee benefit expense. Incentive compensation accruals decreased $428,000 from $467,000 in 2011 to $39,000 in 2012, primarily due to a decrease in the Company's net income in relationship to incentive targeted net income goals. Core salaries increased $148,000 (2.4%) mainly due to normal merit increases and the addition of support staff. The remaining increase in salaries and benefits is related to an increase in employee benefits, including employee health insurance and employer taxes. The average FTE's increased from 111 during 2011 to 114 during 2012 and was 112 at the end of 2012, up from 110 at the end of 2011.

Salaries and benefits were $8,465,000 (up $589,000 or 7.5%) for 2011 as compared to $7,876,000 in 2010. The increase in salary and benefits was due in part to an increase in core salaries which increased $58,000 (1.0%) mainly due to normal merit increases. Incentive compensation accruals increased $385,000 from $82,000 in 2010 to $467,000 in 2011, primarily due to an increase in the Company's net income in relationship to incentive targeted net income goals and the reduction in classified loans in relationship to the targeted loan goals. In addition, salary and benefit expense was higher due to a decrease in direct costs associated with the production of new loans since the Company allocates the direct costs of originating loans as a reduction to salary expense in accordance with accounting principles generally accepted in the United States of America. As loan volume decreases less direct costs of loan production are allocated against salary expense. The direct cost allocation decreased $82,000 (18.1%) from $453,000 in 2010 to $371,000 in 2011. The remaining increase in salaries and benefits is related to an increase in employee benefits, including employee health insurance, and employer taxes. The average FTE's decreased from 113 during 2010 to 111 during 2011 and was 110 at the end of 2011, down from 111 at the end of 2010.

Other Real Estate Owned

The total other real estate owned ("OREO") expense in 2012 was $2,065,000 (up $777,000 or 60.3%) compared to $1,288,000 in 2011. The increase in OREO expenses is directly related to the type of OREO properties the Company now owns. Over the past five quarters the Company has acquired multiple office buildings which produce rental income, as reported above, but also require a significant amount of expense to maintain. Write-downs due to updated property valuations in 2012 were $1,000,000 compared to $978,000 in 2011.

The total OREO expense in 2011 was $1,288,000 (up $78,000 or 6.4%) compared to $1,210,000 in 2010. The increased expense is related to the higher valuation allowances required on the properties held due to further declines in property values during 2011 as compared to 2010. Write-downs due to updated property valuations in 2011 were $978,000 compared to $805,000 in 2010.

Occupancy, Furniture and Equipment

Occupancy expense increased $69,000 (6.1%) during 2012 to $1,209,000, compared to $1,140,000 in 2011. The majority of the increase relates to higher rent associated with the Company's banking offices due to normal annual increases (up $39,000 or 4.7%). Furniture and equipment expense was $812,000 in 2012 compared to $719,000 in 2011, representing a $93,000 (12.9%) increase. The increase in the furniture and equipment expense resulted from depreciation related to purchases of furniture and equipment, including software and three new ATM machines and higher maintenance costs related to the Company's software and equipment.

Occupancy expense decreased $131,000 (10.3%) during 2011 to $1,140,000, compared to $1,271,000 in 2010. The majority of the decrease relates to lower rent associated with the Company's banking offices as a result of restructuring some leases during 2011 and 2010. Furniture and equipment expense was $719,000 in 2011 compared to $720,000 in 2010, representing a $1,000 decrease.

Regulatory Assessments

Regulatory assessments include fees paid to the California Department of Financial Institutions (the "DFI") and the Federal Deposit Insurance Corporation (the "FDIC"). FDIC assessments decreased $299,000 (34.6%) during 2012 to $564,000, compared to $863,000 in 2011. The majority of this decrease relates to the change in the FDIC assessment methodology from a deposit based system to an asset risk-based system, and the Bank's improved risk assessment category. The assessments paid to the DFI in 2012 were $69,000 compared to $68,000 in 2011.

FDIC assessments decreased $560,000 (39.4%) during 2011 to $863,000, compared to $1,423,000 in 2010. The majority of this decrease relates to lower deposit balances, the change in the FDIC assessment methodology from a deposit based system to an asset risk-based system, and the Bank's improved risk assessment category. The assessments paid to the DFI in 2011 were $68,000 compared to $67,000 in 2010.

Other Expenses

Table Five below provides a summary of the components of the other noninterest expenses for the periods indicated (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Professional fees	$ 1,031	$ 1,037	$ 1,191
Telephone and postage	335	330	336
Directors' expense	384	327	371
Outsourced item processing	379	427	414
Advertising and promotion	268	231	198
Stationery and supplies	229	183	208
Amortization of intangible assets	183	219	242
Other operating expenses	959	1,004	1,010
	$ 3,768	$ 3,758	$ 3,970

Other expenses were $3,768,000 (up $10,000 or 0.3%) for 2012 as compared to $3,758,000 for 2011. The increase in other expenses resulted from higher advertising and promotion and stationary and supplies expenses related to the Company's rebranding strategy in 2012 and increases in directors fees due to higher costs of directors services plus the addition of one new director in July 2012. These increases were partially offset by lower outsourced item processing (due to lower volume and more favorable pricing) and lower expenses related to amortization of intangible assets, which became fully depreciated in 2012. The overhead efficiency ratio on a taxable equivalent basis for 2012 was 73.7% as compared to 67.2% in 2011. Much of the increase in the overhead efficiency ratio is related to the decrease in the net interest margin and not as a result of an increase in noninterest expense.

Other expenses were $3,758,000 (down $212,000 or 5.3%) for 2011 as compared to $3,970,000 for 2010. Professional fees decreased $154,000 (12.9%) due in part to lower legal and other professional services to resolve problem loans. The remainder of the decrease in other expenses resulted from the Company's continued focus on reducing expenses and outside services. The overhead efficiency ratio on a taxable equivalent basis for 2011 was 67.2% as compared to 66.9% in 2010.

Provision for (Benefit from) Income Taxes

The effective tax rate (benefit) on income was 21.1%, 33.6%, and (111.6%) in 2012, 2011 and 2010, respectively. The effective tax rate differs from the federal statutory tax rate due to state tax (benefit) expense (net of federal tax effect) of $75,000, $287,000, and ($66,000) in these years. Tax-exempt income of $1,141,000, $1,006,000, and $894,000 from investment securities and bank-owned life insurance in these years helped to reduce the effective tax rate. The lower effective tax rate in 2012 resulted from the normal tax benefits such as the benefits of tax-free income related to municipal bonds, bank-owned life insurance, and the tax benefits of Enterprise Zone credits on the Company's State tax return from the hiring and the sales and use tax credits offered under the California Enterprise Zone program. In 2012, the Company not only realized the benefit for 2012 but also realized the benefit for credits from amended tax returns filed for 2009 and 2010 and the tax return filed for 2011. The tax benefit recorded in 2010 and the lower effective tax rate resulted from the Company realizing the benefits of tax-free income related to such items as municipal bonds and bank-owned life insurance against an overall lower amount of taxable income.

Balance Sheet Analysis

The Company's total assets were $596,389,000 at December 31, 2012 as compared to $581,518,000 at December 31, 2011, representing an increase of $14,871,000 (2.6%). The average balances of total assets during 2012 were $586,989,000, up $8,772,000 or 1.5% from the 2011 total of $578,217,000.

Investment Securities

The Company classifies its investment securities as trading, held-to-maturity or available-for-sale. The Company's intent is to hold all securities classified as held-to-maturity until maturity and management believes that it has the ability to do so. Securities classified as available-for-sale may be sold to implement asset/liability management strategies as part of our contingency funding plan and in response to changes in interest rates, prepayment rates and similar factors.

Table Six below summarizes the values of the Company's investment securities held on December 31 of the years indicated. The Company did not have any investment securities classified as trading in any of the years indicated below.

Table Six: Investment Securities Composition
(dollars in thousands)

Available-for-sale (at fair value)		2012		2011		2010
Debt securities:						
Mortgage-backed securities	$	200,515	$	179,454	$	138,644
Obligations of states and political subdivisions		29,656		29,188		15,792
Corporate debt securities		1,594				
Equity securities:						
Corporate stock		74		69		79
Total available-for-sale investment securities	**$**	**231,839**	**$**	**208,711**	**$**	**154,515**
Held-to-maturity (at amortized cost)						
Debt securities:						
Mortgage-backed securities	**$**	**2,117**	**$**	**4,010**	**$**	**6,149**
Total held-to-maturity investment securities	$	2,117	$	4,010	$	6,149

See Table Fifteen, "Securities Maturities and Weighted Average Yields," for a breakdown of the investment securities by maturity and the corresponding weighted average yields.

Loans and Leases

The Company concentrates its lending activities in the following principal areas: (1) commercial; (2) commercial real estate; (3) multi-family real estate; (4) real estate construction (both commercial and residential); (5) residential real estate; (6) lease financing receivable; (7) agriculture; and (8) consumer loans. At December 31, 2012, these categories accounted for approximately 12%, 70%, 3%, 3%, 7%, 1%, 1% and 3%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 14%, 68%, 2%, 3%, 7%, 1%, 1% and 4%, at December 31, 2011. Continuing focus in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers resulted in the Company originating approximately $37 million in new loans in 2012. Loan pay downs, charge-offs, and loans transferred to OREO during 2012, resulted in an overall decrease in total loans and leases of $42,945,000 (14.3%) from December 31, 2011. The market in which the Company operates continues to see a slowdown in new loan volume as existing borrowers continue to pay down debt and delay expansion plans. The Company reported net decreases in balances for commercial loans ($11,297,000 or 26.8%), commercial real estate ($23,917,000 or 11.7%), real estate construction ($3,438,000 or 33.2%), residential real estate ($1,994,000 or 10.1%), lease financing receivable ($216,000 or 12.5%), agriculture ($1,243,000 or 27.1%), and consumer loans ($2,415,000 or 22.0%) and an increase in multi-family real estate ($1,575,000 or 20.8%). Table Seven below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

Table Seven: Loan and Lease Portfolio Composition

(dollars in thousands)	December 31, 2012	2011	2010	2009	2008
Commercial	$ 30,811	$ 42,108	$ 58,261	$ 72,621	$ 90,625
Real estate:					
Commercial	180,126	204,043	216,076	223,685	218,626
Multi-family	9,155	7,580	6,968	8,476	8,938
Construction	6,918	10,356	15,971	27,482	48,664
Residential	17,701	19,695	26,099	26,922	24,706
Lease financing receivable	1,509	1,725	2,766	3,920	4,475
Agriculture	3,340	4,583	7,202	7,472	8,015
Consumer	8,569	10,984	13,202	14,253	14,796
	258,129	301,074	346,545	384,831	418,845
Deferred loan fees, net	(230)	(302)	(427)	(600)	(571)
Allowance for loan and lease losses	(5,781)	(7,041)	(7,585)	(7,909)	(5,918)
Total net loans and leases	$ 252,118	$ 293,731	$ 338,533	$ 376,322	$ 412,356

A significant portion of the Company's loans and leases are direct loans and leases made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by American River Bank officers, directors and employees to compete with other financial institutions. The Company makes loans and leases to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and homeowner equity lines of credit and non-mortgage products to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally comprised of commitments to customers within the Company's service area for construction of commercial properties, multi-family properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan-to-value ratios generally from 65% to 75%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans under SBA programs or Farm Services Agency guarantees, the Company does not make long-term mortgage loans.

"Subprime" real estate loans generally refer to residential mortgages made to higher-risk borrowers with lower credit and/or income histories. Within the industry, many of these loans were originated with adjustable interest rates that reset upward after an introductory period. These "subprime" loans coupled with declines in housing prices have led to an increase in the banking industry's default rates resulting in many instances of increased foreclosure rates as the adjustable interest rates reset to higher levels. The Company did not have any such "subprime" loans at December 31, 2012 and December 31, 2011.

Average loans and leases in 2012 were $282,136,000 which represents a decrease of $41,174,000 (12.7%) compared to the average in 2011. Average loans and leases in 2011 were $323,310,000 which represented a decrease of 39,135,000 (10.8%) from the average in 2010.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes high credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio to assist in assessing and managing credit risk. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, through active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy but with a large State of California government presence and employment base; in Sonoma County, which is focused on businesses within the two communities in which the Bank has offices (Santa Rosa and Healdsburg); and in Amador County, in which the Bank is focused on businesses and consumers within the three communities in which it has offices (Jackson, Pioneer, and Ione). The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction, while the economy of Amador County is reliant upon government, services, retail trade, manufacturing industries and Indian gaming.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, vacancy rates, absorption and sale rates; real estate values, supply and demand factors, and rates of return; operating expenses; inflation; and sufficiency of repayment sources independent of the real estate including, in some instances, personal guarantees. In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, taking possession of the collateral, or by other legal means.

In management's judgment, a concentration exists in real estate loans which represented approximately 83% of the Company's loan and lease portfolio at December 31, 2012, up from approximately 80% at December 31, 2011. Management believes that the residential land and residential construction portion of the Company's loan portfolio carries more than the normal credit risk that it has seen in the past several years due primarily to curtailed demand for new and resale residential property, a large supply of unsold residential land, and observed reductions in values throughout the Company's market area. Management has responded by evaluating loans that it considers to carry any significant risk above the normal risk of collectability and taking actions where possible to reduce credit risk exposure by methods that include, but are not limited to, seeking liquidation of the loan by the borrower, seeking additional tangible collateral or other repayment support, converting the property through judicial or non-judicial foreclosure proceedings, and other collection techniques. Management currently believes that it maintains its allowance for loan and lease losses at levels adequate to reflect the loss risk inherent in its total loan portfolio.

A continued substantial further decline in the economy in general, or a continued additional decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of real estate loans and require an increase in the provision for loan and lease losses. This could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending practices and underwriting standards may help to manage the risk of loss in an economic downturn; however, it is uncertain whether such lending practices and underwriting standards will result in a reduction of losses under such economic circumstances. The Company's lending practices and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan-to-value and loan-to-cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers or contracted third-party professionals.

Nonaccrual, Past Due and Restructured Loans and Leases

Management generally places loans and leases on nonaccrual status when they become 90 days past due or if a loss is expected, unless the loan or lease is well secured and in the process of collection. Loans and leases are partially or fully charged off when, in the opinion of management, collection of such amount appears unlikely.

The recorded investments in nonaccrual loans and leases and loans and leases that were 90 days or more past due and on accrual totaled $5,474,000 and $13,423,000 at December 31, 2012 and 2011, respectively. Of the $5,474,000 in non-performing loans and leases at December 31, 2012, there were eleven real estate loans totaling $2,897,000; ten commercial loans totaling $2,352,000; five consumer loans totaling $222,000; and one lease totaling $3,000. At December 31, 2011, the $13,423,000 in non-performing loans consisted of sixteen real estate loans totaling $9,809,000; thirteen commercial loans totaling $2,775,000; one agriculture loan totaling $597,000; four consumer loans totaling $225,000; and two leases totaling $17,000.

The net interest due on nonaccrual loans and leases but excluded from interest income was approximately $715,000 during 2012, $1,706,000 during 2011, and $1,736,000 during 2010. Interest income recognized from payments received on nonaccrual loans and leases was approximately $197,000 in 2012, $440,000 in 2011 and $338,000 in 2010.

There were no loan or lease concentrations in excess of 10% of total loans and leases not otherwise disclosed as a category of loans and leases as of December 31, 2012. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2012, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms and that would result in a significant loss to the Company apart from those loans identified in the Bank's impairment analysis. Table Eight below sets forth nonaccrual loans and leases and loans and leases past due 90 days or more and on accrual as of year-end for the past five years.

Table Eight: Non-Performing Loans and Leases

	December 31,				
(dollars in thousands)	2012	2011	2010	2009	2008
Past due 90 days or more and still accruing:					
Commercial	$ —	$ —	$ —	$ —	$ —
Real estate	—	—	—	—	444
Lease financing receivable	—	—	—	—	22
Consumer and other	—	—	—	—	8
Nonaccrual:					
Commercial	2,352	2,775	3,491	6,143	261
Real estate	2,897	9,809	18,735	14,048	5,487
Lease financing receivable	3	17	28	55	19
Consumer and other	222	822	317	718	—
Total non-performing loans and leases	$ 5,474	$ 13,423	$ 22,571	$ 20,964	$ 6,241

Management monitors the Company's performance metrics including those ratios related to non-performing loans and leases. From 2008 to 2010, the Company had experienced an increase in non-performing loans and leases. In 2011, the focused efforts of the previous three years resulted in a decrease in these levels. At December 31, 2012, the level of non-performing loans and leases had decreased to a level below the amount reported at December 31, 2008. However, the variations in the amount of non-performing loans and leases does not directly impact the level of the Company's allowance for loan and lease losses as management monitors each of the loans and leases for loss potential or probability of loss on an individual basis using accounting principles generally accepted in the United States of America.

Impaired Loans and Leases

The Company considers a loan to be impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due (principal and interest) according to the original contractual terms of the loan or lease agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan or lease discounted at the original effective interest rate of the loan or lease, (ii) the observable market price of the impaired loan or lease, or (iii) the fair value of the collateral of a collateral-dependent loan or lease. The Company generally does not apply this definition to smaller-balance loans that are collectively evaluated for credit risk. In assessing whether a loan or lease is impaired, the Company reviews all loans or leases graded substandard or lower with outstanding principal balances in excess of $100,000 as well as loans considered troubled debt restructures with outstanding principal balances in excess of $25,000. Furthermore, the Company considers a TDR to no longer be impaired if: (i) the borrower has exhibited sustained satisfactory performance, at a market rate of interest, of at least six months (and the TDR is no longer reportable); (ii) management maintains adequate documentation to support the borrower's ability to continue to service the debt; and (iii) management determines during its periodic analysis that it is no longer probable that the Company will not be able to collect all amounts due per contractual terms. The Company adheres to this process in impairment analysis by reserving under "Accounting for Contingencies" for any TDRs which meet these criteria. The Company identifies TDRs by reviewing each renewal, modification, or extension of a loan with a screening document. This document is designed to identify any characteristic of such a loan that would qualify it as a TDR. If the characteristics are not present that would qualify a loan as a TDR, it is deemed to be a modification.

The recorded investment in loans and leases that were considered to be impaired totaled $26,553,000 at December 31, 2012 and had a related valuation allowance of $1,595,000. The average recorded investment in impaired loans and leases during 2012 was approximately $26,756,000. As of December 31, 2011, the recorded investment in loans and leases that were considered to be impaired totaled $30,085,000 and had a related valuation allowance of $1,680,000. The average recorded investment in impaired loans and leases during 2011 was approximately $31,956,000. As of December 31, 2010, the recorded investment in loans and leases that were considered to be impaired totaled $40,237,000 and had a related valuation allowance of $1,619,000. The average recorded investment in impaired loans and leases during 2010 was approximately $44,594,000.

As of December 31, 2012, the Company had 42 TDRs and, of these, there were thirteen extensions totaling $3,662,000, eleven rate reductions totaling $6,368,000, eight conversions to amortizing loans totaling $6,730,000, eight conversions from revolving lines of credit to term loans totaling $501,000, one interest only structure change totaling $62,000, and one court ordered restructure totaling $44,000. All were performing as agreed except for seven extensions totaling $1,341,000, three conversions to amortizing loans totaling $554,000, one rate reduction totaling $447,000, one interest only structure change totaling $63,000 and one conversion to a term loan totaling $56,000. The Company will return TDRs to accrual status after the borrower makes six consecutive payments on the restructured loan or lease and has demonstrated the capacity to continue to make these payments.

Allowance for Loan and Lease Losses Activity

The Company maintains an allowance for loan and lease losses ("ALLL") to cover probable losses inherent in the loan and lease portfolio, which is based upon management's estimate of those losses. The ALLL is established through a provision for loan and lease losses and is increased by provisions charged against current earnings and recoveries and reduced by charge-offs. Actual losses for loans and leases can vary significantly from this estimate. The methodology and assumptions used to calculate the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The adequacy of the ALLL and the level of the related provision for loan and lease losses is determined based on management's judgment after consideration of numerous factors including, but not limited to the following: (i) history of actual charge-offs (ii) local and regional economic conditions, (iii) the financial condition of the borrowers, (iv) loan impairment and the related level of expected charge-offs, (v) evaluation of industry trends, (vi) industry and other concentrations, (vii) loans and leases which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (viii) continuing evaluations of the performing loan portfolio, (ix) ongoing review and evaluation of problem loans identified as having loss potential, (x) quarterly review by the Board of Directors, and (xi) assessments by banking regulators and other third parties. Management and the Board of Directors evaluate the ALLL and determine its appropriate level considering objective and subjective measures, such as knowledge of the borrowers' business, valuation of collateral, the determination of impaired loans or leases and exposure to potential losses.

The allowance for loan and lease losses totaled $5,781,000 or 2.24% of total loans and leases at December 31, 2012, $7,041,000 or 2.34% of total loans and leases at December 31, 2011, and $7,585,000 or 2.19% at December 31, 2010. The decrease in the allowance for loan and lease losses from $7,041,000 at December 31, 2011 to $5,781,000 at December 31, 2012, was due in part to the reduction of loans and leases outstanding and a reduction of the non-performing loans and leases. The Company establishes general and specific reserves in accordance with accounting principles generally accepted in the United States of America. The ALLL is composed of categories of the loan and lease portfolio based on loan type and loan rating; however, the entire allowance is available to cover actual loan and lease losses. While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary, based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance for loans and leases as a percentage of non-performing loans and leases was 105.6% at December 31, 2012 and 52.5% at December 31, 2011. The allowance for loans and leases as a percentage of impaired loans and leases was 21.8% at December 31, 2012 and 23.4% at December 31, 2011. Of the total non-performing and impaired loans and leases outstanding as of December 31, 2012, there were $2,400,000 in loans or leases that had been reduced by partial charge-offs of $1,039,000. As these loan or lease balances are charged off the remaining balances, following analysis, normally do not require specific reserves and are not eligible for general reserves. The impact on credit ratios is such that the Company's allowance for loan and lease losses as a percentage may be lower, however, the partial charge-offs have reduced the potential future losses related to those credits.

At December 31, 2012, there were $12,430,000 in impaired loans or leases that did not carry a specific reserve. Of this amount, $915,000 were loans or leases that had previous partial charge-offs and $11,515,000 in loans or leases that were analyzed and determined not to require a specific reserve or charge-off because the collateral value or discounted cash flow value exceeded the loan or lease balance. The Company has been operating in a market that has experienced significant decreases in real estate values of commercial, residential, land, and construction properties. As such, the Company is focused on monitoring collateral values for those loans considered collateral dependent. The collateral evaluations performed by the Company are updated as necessary, which is generally once every six months, and are reviewed by a qualified credit officer.

The Company's policy with regard to loan or lease charge-offs continues to be that a loan or lease is charged off against the allowance for loan and lease losses when management believes that the collectability of the principal is unlikely. As previously discussed in the "Impaired Loans and Leases" section, certain loans are evaluated for impairment. Generally, if a loan is collateralized by real estate, and considered collateral dependent, the impaired portion will be charged off to the allowance for loan and lease losses unless it in the process of collection, in which case a specific reserve may be warranted. If the collateral is other than real estate and considered impaired, a specific reserve may be warranted.

It is the policy of management to maintain the allowance for loan and lease losses at a level believed to be adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, which includes but is not limited to economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan and lease growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans and leases charged off in future periods can be made with any certainty. Table Nine below summarizes, for the periods indicated, the activity in the ALLL.

Table Nine: Allowance for Loan and Lease Losses

(dollars in thousands)

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Average loans and leases outstanding	$ 282,136	$ 323,310	$ 362,445	$ 404,539	$ 410,293
Allowance for loan & lease losses at beginning of period	$ 7,041	$ 7,585	$ 7,909	$ 5,918	$ 5,883
Loans and leases charged off:					
Commercial	302	713	2,570	2,944	422
Real estate	2,038	3,765	5,048	3,257	1,114
Consumer	505	—	173	216	139
Lease financing receivable	9	220	30	171	59
Total	2,854	4,698	7,821	6,588	1,734
Recoveries of loans and leases previously charged off:					
Commercial	21	163	63	33	12
Real estate	172	346	68	1	—
Consumer	30	—	1	8	—
Lease financing receivable	6	20	—	7	14
Total	229	529	132	49	26
Net loans and leases charged off	2,625	4,169	7,689	6,539	1,708
Additions to allowance charged to operating expenses	1,365	3,625	7,365	8,530	1,743
Allowance for loan and lease losses at end of period	$ 5,781	$ 7,041	$ 7,585	$ 7,909	$ 5,918
Ratio of net charge-offs to average loans and leases outstanding	0.93%	1.29%	2.12%	1.62%	0.42%
Provision for loan and lease losses to average loans and leases outstanding	0.48%	1.12%	2.03%	2.11%	0.42%
Allowance for loan and lease losses to non-performing loans and leases, at end of period	2.24%	2.34%	2.19%	2.06%	1.41%
Allowance for loan and lease losses to non-performing loans and leases, at end of period	105.61%	52.45%	33.60%	37.73%	94.83%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and leases, qualitative factors, uncertainty inherent in the estimation process and historical loss data. A risk exists that future losses cannot be precisely quantified or attributed to particular loans or leases or classes of loans and leases. Management continues to evaluate the loan and lease portfolio and assesses current economic conditions that will affect management's conclusion as to future allowance levels. Table Ten below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2012.

Table Ten: Allowance for Loan and Lease Losses by Loan Category

(dollars in thousands)

	December 31, 2012		December 31, 2011		December 31, 2010	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 1,410	11.9%	$ 1,620	14.0%	$ 2,556	16.8%
Real estate	4,003	82.9%	4,794	80.3%	4,574	76.5%
Agriculture	91	1.3%	176	1.5%	228	2.1%
Consumer	273	3.3%	367	3.6%	220	3.8%
Lease financing receivable	4	0.6%	84	0.6%	7	0.8%
Total allocated	$ 5,781	100.0%	$ 7,041	100.0%	$ 7,585	100.0%

	December 31, 2009		December 31, 2008	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 2,178	18.9%	$ 1,644	21.6%
Real estate	5,009	74.5%	4,030	71.8%
Agriculture	203	1.9%	8	1.9%
Consumer	426	3.7%	170	3.5%
Lease financing receivable	93	1.0%	66	1.2%
Total allocated	$ 7,909	100.0%	$ 5,918	100.0%

The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan and lease category represents the total amounts available for charge-offs that may occur within these categories.

Other Real Estate Owned

The balance in OREO at December 31, 2012 consisted of 20 properties acquired through foreclosure. The balance in OREO at December 31, 2011 consisted of 21 properties. During 2012, the Company received $3,637,000 from the net proceeds of the sale of fourteen OREO properties with net losses of $2,000 in the aggregate recognized on these sales and acquired 13 properties through foreclosure totaling $9,388,000 and subsequently reduced that balance by $1,121,000 after receiving updated property appraisals or increased that balance by $464,000 for excess value received or amounts capitalized. There was $12,412,000 in other real estate owned at December 31, 2012 with a valuation allowance of $175,000 and $8,246,000 in other real estate owned at December 31, 2011 with a valuation allowance of $56,000.

Deposits

At December 31, 2012, total deposits were $478,256,000 representing an increase of $15,971,000 (3.5%) from the December 31, 2011 balance of $462,285,000. The Company's deposit growth plan for 2012 was to concentrate its efforts on increasing noninterest-bearing demand, interest-bearing money market and interest-bearing checking, and savings accounts. Due to these efforts, the Company experienced increases during 2012 in noninterest-bearing demand ($17,761,000 or 13.3%), interest-bearing checking ($6,932,000 or 15.8%) and savings ($3,620,000 or 7.6%) and decreases in higher cost interest-bearing money market ($11,600,000 or 8.3%) and time deposit ($742,000 or 0.8%) accounts.

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2012 consist of advances from the Federal Home Loan Bank (the "FHLB"). The following table summarizes these borrowings (dollars in thousands):

	2012		2011		2010	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-term borrowings:						
FHLB advances	$ 2,000	0.67%	$ 5,000	2.08%	$ 7,000	2.40%
Long-term borrowings:						
FHLB advances	$ 16,000	1.81%	$ 14,000	1.80%	$ 10,000	2.41%

The maximum amount of short-term borrowings at any month-end during 2012, 2011 and 2010, was $2,000,000, $12,000,000, and $9,500,000, respectively. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances (dollars in thousands):

	Short-term	Long-term
Amount	$ 2,000	$ 16,000
Maturity	2013	2014 to 2019
Average rates	0.67%	1.81%

The Company has also been issued a total of $7,500,000 as of December 31, 2012 and $10,000,000 as of December 31, 2011 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2012 or 2011 and management does not expect to draw upon these lines in the foreseeable future.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies are reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

On January 26, 2012, the Board of Directors approved and authorized a stock repurchase program for 2012 (the "2012 Program"). The 2012 Program authorized the repurchase during 2012 of up to 5% of the outstanding shares of the Company's common stock, or approximately 494,500 shares based on the 9,890,909 shares outstanding as of January 26, 2012. On June 15, 2012, the Company approved and authorized an increase to number of shares eligible for repurchase under the 2012 Program, increasing the number from 494,500 to 593,500. During 2012 the Company repurchased 575,389 shares of its common stock at an average price of $7.29 per share. Repurchases made under the 2012 Program were made from time to time by the Company in the open market as conditions allowed. All such transactions were structured to comply with Securities and Exchange Commission Rule 10b-18 and all shares repurchased under the 2012 Program were retired. On December 20, 2012, the Company approved and authorized a stock repurchase program for 2013 (the "2013 Program"). The 2013 Program authorized the repurchase during 2013 of up to 10% of the outstanding shares of the Company's common stock, or approximately 932,700 shares based on the 9,327,203 shares outstanding as of December 20, 2012. Any repurchases under the 2013 Program will be made from time to time by the Company in the open market as conditions allow. All such transactions will be structured to comply with Commission Rule 10b-18 and all shares repurchased under the 2013 Program will be retired. The number, price and timing of the repurchases will be at the Company's sole discretion and the 2013 Program may be re-evaluated depending on market conditions, capital and liquidity needs or other factors. Based on such re-evaluation, the Board of Directors may suspend, terminate, modify or cancel the 2013 Program at any time without notice.

The Company did not repurchase any shares in 2011, 2010 or 2009 and repurchased 115,815 shares in 2008, 426,668 shares in 2007, 299,410 shares in 2006, 92,986 shares in 2005, 11,869 shares in 2004, 1,915 shares in 2003 and 83,747 shares in 2002. Share amounts have been adjusted for stock dividends and/or splits.

The Company and American River Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and American River Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

At December 31, 2012, shareholders' equity was $93,994,000, representing a decrease of $105,000 (0.1%) from $94,099,000 at December 31, 2011. The decrease results from repurchases of common stock exceeding the additions from net income for the period, the stock based compensation, and the increase in other comprehensive income. In 2011, shareholders' equity increased $4,555,000 (5.1%) from $89,544,000 at December 31, 2010. The increase resulted from the addition of the net income for the period, the increase due to stock based compensation expense, and the increase in other comprehensive income. The ratio of total risk-based capital to risk adjusted assets was 25.1% at December 31, 2012 compared to 22.8% at December 31, 2011. Tier 1 risk-based capital to risk-adjusted assets was 23.9% at December 31, 2012 and 21.5% at December 31, 2011.

Table Eleven below lists the Company's actual capital ratios at December 31, 2012 and 2011, as well as the minimum capital ratios for capital adequacy.

Table Eleven: Capital Ratios

Capital to Risk-Adjusted Assets	At December 31, 2012	2011	Minimum Regulatory Capital Requirements
Leverage ratio	**12.8%**	**13.1%**	**4.00%**
Tier 1 Risk-Based Capital	23.9%	21.5%	4.00%
Total Risk-Based Capital	**25.1%**	**22.8%**	**8.00%**

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. American River Bank's ratios are in excess of the regulatory definition of "well capitalized." Management believes that the Company's capital is adequate to support current operations and anticipated growth and currently foreseeable future capital requirements of the Company and its subsidiaries.

On June 7, 2012, the federal bank regulatory agencies published notices of proposed rulemakings that would revise and replace the current capital requirements. The proposed rules implement the "Basel III" regulatory capital reforms released by the Basel Committee on Banking Supervision and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The proposed rules were subject to a comment period through October 22, 2012 and a projected effective date of January 1, 2013. After receipt of extensive comments and lobbying efforts on behalf of financial institutions, particularly smaller community banks, the federal bank regulatory agencies jointly issued a release on November 9, 2012 to delay the effective date of Basel III. No further effective date was announced pending further review by the federal bank regulatory agencies. Therefore, it is uncertain when the proposed rules may become effective and whether the proposed rules will be implemented in the form proposed or modified in response to comments or subject to other changes that may have a material impact upon the rules as originally proposed and their application to our Company.

As originally proposed, the rules included new minimum capital ratio requirements to be phased in between January 1, 2013 and January 1, 2015, which would consist of the following: (i) a new common equity Tier 1 capital to total risk weighted assets ratio of 4.5%; (ii) a Tier 1 capital to total risk weighted assets ratio of 6% (increased from 4%); (iii) a total capital to total risk weighted assets ratio of 8% (unchanged from current rules); and (iv) a Tier 1 capital to adjusted average total assets ("leverage") ratio of 4%. Certain additional changes to the calculation of risk-weighted assets and Tier 1 capital components will affect the capital ratio requirements.

The proposed rules would have also established a "capital conservation buffer," which would require maintenance of a minimum of 2.5% of common equity Tier 1 capital to total risk weighted assets in excess of the regulatory minimum capital ratio requirements described above. The 2.5% buffer would increase the minimum capital ratios to (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new buffer requirement would be phased in between January 2016 and January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital ratio level fell below the buffer amount.

The federal bank regulatory agencies also proposed changes to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital ratios begin to show signs of weakness. These changes would take effect January 1, 2015 and would require insured depository institutions to meet the following increased capital ratio requirements in order to qualify as "well capitalized:" (i) a new common equity Tier 1 capital ratio of 6.5%; (ii) a Tier 1 capital ratio of 8% (increased from 6%); (iii) a total capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (increased from 4%).

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. The Company has a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include, but are not limited to, lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the consolidated balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans and leases, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The simulation modeling indicated below attempts to estimate changes in the Company's net interest income utilizing a forecast balance sheet projected from year-end balances. Table Twelve below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

Table Twelve: Interest Rate Risk Simulation of Net Interest as of December 31, 2012

(dollars in thousands)	$ Change in NII from Current 12 Month Horizon
Variation from a constant rate scenario	
+200bp	$ 968
-200bp	$ (1,106)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as reasonable estimates of interest rate risk.

Interest Rate Sensitivity Analysis

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps. A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company during the years ended December 31, 2012, 2011 and 2010.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan and lease repayments contribute to liquidity, along with deposit increases, while loan and lease funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2012 were approximately $26,518,000 and $6,506,000, respectively. Such loan commitments relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2012, consolidated liquid assets totaled $216.5 million or 36.2% of total assets compared to $177.3 million or 30.5% of total assets on December 31, 2011. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of $17,000,000 with two of its correspondent banks. At December 31, 2012, the Company had $17,000,000 available under these credit lines. Additionally, American River Bank is a member of the FHLB. At December 31, 2012, American River Bank could have arranged for up to $84,754,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2012, the Company had $59,254,000 available under these secured borrowing arrangements. American River Bank also has a secured borrowing arrangement with the Federal Reserve Bank. The borrowing can be secured by pledging selected loans and investment securities. Based on the amount of assets pledged at the Federal Reserve Bank at December 31, 2012, the Company's borrowing capacity was $27,448,000.

The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the available-for-sale category to meet liquidity needs. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank can also pledge additional securities to borrow from the Federal Reserve Bank and the FHLB.

The maturity distribution of certificates of deposit is set forth in Table Thirteen below for the period presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Thirteen: Certificates of Deposit Maturities
December 31, 2012

(dollars in thousands)	Less than $100,000	Over $100,000
Three months or less	$ 7,179	$ 33,381
Over three months through six months	5,633	11,387
Over six months through twelve months	6,153	7,582
Over twelve months	6,871	18,795
Total	$ 25,836	$ 71,145

Loan and lease demand also affects the Company's liquidity position. Table Fourteen below presents the maturities of loans and leases for the period indicated.

Table Fourteen: Loan and Lease Maturities (Gross Loans and Leases)
December 31, 2012

(dollars in thousands)	One year or less	One year through five years	Over five years	Total
Commercial	$ 11,058	$ 19,167	$ 586	$ 30,811
Real estate	25,029	100,804	88,067	213,900
Agriculture	104	1,193	2,043	3,340
Consumer	960	6,603	1,006	8,569
Leases	158	1,351	—	1,509
Total	$ 37,309	$ 129,118	$ 91,702	$ 258,129

Loans and leases shown above with maturities greater than one year include $160,173,000 of floating interest rate loans and $60,646,000 of fixed rate loans and leases.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fifteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis. Yields may not represent actual future income to be recorded. Timing of principal prepayments on mortgage-backed securities may increase or decrease depending on market factors and the homeowners' ability to make unscheduled principal payments. Fast prepayments on bonds that were purchased with a premium will result in a lower yield and slower prepayments on premium bonds will result in a higher yield, the opposite would be true for bonds purchased at a discount. Table Fifteen does not include FHLB Stock, which does not have stated maturity dates or readily available market values. The balance in FHLB Stock at December 31, 2012, 2011 and 2010 was $3,254,000, $3,093,000 and $3,486,000, respectively.

Table Fifteen: Securities Maturities and Weighted Average Yields
December 31,

(Taxable Equivalent Basis)

	2012		2011		2010	
(dollars in thousands)	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
State and political subdivisions						
Maturing within 1 year	$ 911	6.04%	$ 833	5.69%	$ 499	5.24%
Maturing after 1 year but within 5 years	1,787	5.20%	2,675	6.08%	5,782	6.07%
Maturing after 5 years but within 10 years	11,940	4.35%	10,139	5.93%	5,511	5.78%
Maturing after 10 years	15,018	4.55%	15,541	5.26%	4,000	5.47%
Mortgage-backed securities	200,515	2.06%	179,454	2.54%	138,644	2.84%
Other						
Maturing after 1 year but within 5 years	1,594	4.88%	—	—	—	—
Non-maturing	74	0.00%	69	0.00%	79	0.00%
Total investment securities	$ 231,839	2.54%	$ 208,711	2.45%	$ 154,515	3.14%
Held-to-maturity securities:						
Mortgage-backed securities	$ 2,117	4.52%	$ 4,010	4.50%	$ 6,149	4.49%
Total investment securities	$ 2,117	4.52%	$ 4,010	4.50%	$ 6,149	4.49%

The carrying values of available-for-sale securities include net unrealized gains of $7,142,000, $5,930,000 and $2,848,000 at December 31, 2012, 2011 and 2010, respectively. The carrying values of held-to-maturity securities do not include unrealized gains or losses; however, the net unrecognized gains at December 31, 2012, 2011 and 2010 were $138,000, $221,000 and $323,000, respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

As of December 31, 2012, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. At origination, real estate commitments are generally secured by property with a loan-to-value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates. The following financial instruments represent off-balance-sheet credit risk:

	December 31,	
	2012	2011
Commitments to extend credit (dollars in thousands):		
Revolving lines of credit secured by 1-4 family residences	$ 3,644	$ 4,642
Commercial real estate, construction and land development commitments secured by real estate	7,587	10,129
Other unused commitments, principally commercial loans	15,287	21,708
	$ 26,518	$ 36,479
Letters of credit	$ 6,506	$ 10,086

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheets.

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. The SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. The Company does not use those vehicles or any other structures to dispose of problem assets.

Contractual Obligations

The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under non-cancelable operating leases are noted in Table Sixteen below. Table Sixteen below presents certain of the Company's contractual obligations as of December 31, 2012. Included in the table are amounts payable under the Company's Deferred Compensation Plan, Deferred Fees Plan and salary continuation agreements listed in the "Other Long-Term Liabilities..." category. At December 31, 2012, these amounts represented $3,490,000 most of which is anticipated to be primarily payable at least five years in the future.

Table Sixteen: Contractual Obligations

(dollars in thousands)	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 18,000	$ —	$ 12,000	$ 4,000	$ 2,000
Capital Lease Obligations	—	—	—	—	—
Operating Leases	3,633	854	1,489	1,021	269
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	3,490	159	319	327	2,685
Total	$ 25,123	$ 1,013	$ 13,808	$ 5,348	$ 4,954

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based upon such assessment, management believes that, as of December 31, 2012, the Company's internal control over financial reporting is effective based upon those criteria.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.



David T. Taber
President and Chief Executive Officer



Mitchell A. Derenzo
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
American River Bankshares
Rancho Cordova, California

We have audited the accompanying consolidated balance sheets of American River Bankshares and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of American River Bankshares and subsidiaries as of December 31, 2010 were audited by other auditors whose report dated March 3, 2011 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American River Bankshares and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

Sacramento, California
February 28, 2013

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
ASSETS		
Cash and due from banks	$ 55,461	$ 23,768
Interest-bearing deposits in banks	750	1,250
Investment securities (Note 5):		
Available-for-sale, at fair value	231,839	208,711
Held-to-maturity, at amortized cost	2,117	4,010
Loans and leases, less allowance for loan and lease losses of $5,781 in 2012 and $7,041 in 2011 (Notes 6, 7, 12 and 17)	252,118	293,731
Premises and equipment, net (Note 8)	1,888	2,355
Federal Home Loan Bank of San Francisco stock	3,254	3,093
Other real estate owned, net	12,237	8,190
Goodwill (Note 4)	16,321	16,321
Intangible assets (Note 4)	—	183
Bank-owned life insurance (Note 16)	12,858	11,292
Accrued interest receivable and other assets (Notes 11 and 16)	7,546	8,614
	$ 596,389	$ 581,518
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 151,201	$ 133,440
Interest-bearing (Note 9)	327,055	328,845
Total deposits	478,256	462,285
Short-term borrowings (Note 10)	2,000	5,000
Long-term borrowings (Note 10)	16,000	14,000
Accrued interest payable and other liabilities (Note 16)	6,139	6,134
Total liabilities	502,395	487,419
Commitments and contingencies (Note 12)		
Shareholders' equity (Notes 13 and 14):		
Common stock - no par value; 20,000,000 shares authorized;issued and outstanding – 9,327,203 shares in 2012 and 9,890,909 shares in 2011	67,977	72,016
Retained earnings	21,732	18,525
Accumulated other comprehensive income, net of taxes (Note 5)	4,285	3,558
Total shareholders' equity	93,994	94,099
	$ 596,389	$ 581,518

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2012, 2011 and 2010
(Dollars in thousands, except per share data)

	2012	2011	2010
Interest income:			
Interest and fees on loans and leases	$ 16,687	$ 19,235	$ 22,227
Interest on deposits in banks	8	20	5
Interest and dividends on investment securities:			
Taxable	3,708	4,224	2,840
Exempt from Federal income taxes	896	720	634
Total interest income	21,299	24,199	25,706
Interest expense:			
Interest on deposits (Note 9)	1,610	2,238	2,952
Interest on borrowings	284	370	498
Total interest expense	1,894	2,608	3,450
Net interest income	19,405	21,591	22,256
Provision for loan and lease losses (Note 7)	1,365	3,625	7,365
Net interest income after provision for loan and lease losses	18,040	17,966	14,891
Noninterest income:			
Service charges	724	761	866
Gain on sale and call of investment securities (Note 5)	93	353	7
Other income (Note 15)	1,957	994	931
Total noninterest income	2,774	2,108	1,804
Noninterest expense:			
Salaries and employee benefits (Notes 6 and 16)	8,260	8,465	7,876
Other real estate expense	2,065	1,288	1,210
Occupancy (Notes 8, 12 and 17)	1,209	1,140	1,271
Furniture and equipment (Notes 8 and 12)	812	719	720
Regulatory assessments	633	931	1,423
Other expense (Notes 4 and 15)	3,768	3,758	3,970
Total noninterest expense	16,747	16,301	16,470
Income before provision for income taxes	4,067	3,773	225
Provision for (benefit from) income taxes (Note 11)	860	1,269	(251)
Net income	$ 3,207	$ 2,504	$ 476
Basic earnings per share (Note 13)	$ 0.34	$ 0.25	$ 0.05
Diluted earnings per share (Note 13)	$ 0.34	$ 0.25	$ 0.05
Cash dividends per share of issued and outstanding common stock	$ —	$ —	$ —

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2012, 2011 and 2010
(Dollars in thousands)

	2012	2011	2010
Net income	$ 3,207	$ 2,504	$ 476
Other comprehensive income:			
Increase in net unrealized gains on investment securities	1,305	3,435	2,478
Deferred tax expense	(522)	(1,374)	(987)
Increase in net unrealized gains on investment securities, net of tax	783	2,061	1,491
Reclassification adjustment for realized gains included in net income	(93)	(353)	(7)
Tax effect	37	141	3
Realized gains, net of tax	(56)	(212)	(4)
Total other comprehensive income	727	1,849	1,487
Comprehensive income	$ 3,934	$ 4,353	$ 1,963

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2012, 2011 and 2010
(Dollars in thousands)

	Common Stock		Retained	Accumulated Other Comprehensive Income	Total Share-holders'
	Shares	Amount	Earnings	(Net of Taxes)	Equity
Balance, January 1, 2010	9,845,533	$ 71,578	$ 15,545	$ 222	$ 87,345
Net income	—	—	476	—	476
Other comprehensive income, net of tax:					
Net change in unrealized gains on available-for-sale investment securities	—	—	—	1,487	1,487
Net restricted stock award activity and related compensation expense	29,334	47	—	—	47
Stock option compensation expense	—	189	—	—	189
Balance, December 31, 2010	9,874,867	71,814	16,021	1,709	89,544
Net income	—	—	2,504	—	2,504
Other comprehensive income, net of tax:					
Net change in unrealized gains on available-for-sale investment securities (Note 5)	—	—	—	1,849	1,849
Net restricted stock award activity and related compensation expense	16,042	86	—	—	86
Stock option compensation expense	—	116	—	—	116
Balance, December 31, 2011	9,890,909	72,016	18,525	3,558	94,099
Net income	—	—	3,207	—	3,207
Other comprehensive income, net of tax:					
Net change in unrealized gains on available-for-sale investment securities (Note 5)	—	—	—	727	727
Retirement of common stock (Note 13)	(575,389)	(4,194)	—	—	(4,194)
Net restricted stock award activity and related compensation expense	11,683	110	—	—	110
Stock option compensation expense	—	45	—	—	45
Balance, December 31, 2012	9,327,203	$ 67,977	$ 21,732	$ 4,285	$ 93,994

See accompanying notes to consolidated financial statements.

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2011 and 2010
(Dollars in thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 3,207	$ 2,504	$ 476
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	1,365	3,625	7,365
Decrease in deferred loan and lease origination fees, net	(72)	(125)	(173)
Depreciation and amortization	784	739	785
Amortization of investment security premiums and discounts, net	4,333	2,484	2,689
Provision for accounts receivable servicing receivable allowance for losses	—	—	(4)
Gain on sale and call of investment securities	(93)	(353)	(7)
Increase in cash surrender value of life insurance policies	(1,566)	(273)	(277)
Provision for deferred income taxes	454	(438)	(327)
Stock-based compensation expense	155	202	236
Loss on sale/write-down of other real estate owned	1,571	1,319	908
Decrease in accrued interest receivable and other assets	128	265	4,031
Increase (decrease) in accrued interest payable and other liabilities	5	(1,140)	1,456
Net cash provided by operating activities	10,271	8,809	17,158
Cash flows from investing activities:			
Proceeds from the sale of available-for-sale investment securities	15,567	9,706	9,032
Proceeds from called available-for-sale investment securities	195	1,365	670
Proceeds from matured available-for-sale investment securities	825	430	3,365
Purchases of available-for-sale investment securities	(96,475)	(93,208)	(90,443)
Proceeds from principal repayments for available-for-sale mortgage-backed securities	53,727	28,445	19,204
Proceeds from principal repayments for held-to-maturity mortgage-backed securities	1,898	2,156	6,310
Net decrease (increase) in interest-bearing deposits in banks	500	998	(2,248)
Net decrease in loans and leases	31,066	32,784	26,307
Net proceeds from sale of other real estate owned	3,637	1,705	3,195
Purchases of equipment	(134)	(849)	(475)
Net (increase) decrease in FHLB stock	(161)	393	436
Net cash provided by (used in) investing activities	10,645	(16,075)	(24,647)
Cash flows from financing activities:			
Net increase in demand, interest-bearing and savings deposits	$ 16,713	$ 9,678	$ 18,554
Net decrease in time deposits	(742)	(12,515)	(23,187)
Cash paid to repurchase common stock	(4,194)	—	—
Increase (decrease) in long-term borrowings	2,000	4,000	(7,000)
Decrease in short-term borrowings	(3,000)	(2,000)	(7,500)
Net cash provided by (used in) financing activities	10,777	(837)	(19,133)
Increase (decrease) in cash and cash equivalents	31,693	(8,103)	(26,622)
Cash and cash equivalents at beginning of year	23,768	31,871	58,493
Cash and cash equivalents at end of year	$ 55,461	$ 23,768	$ 31,871
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 1,958	$ 2,650	$ 3,526
Income taxes	$ 1,395	$ 1,250	$ 190
Non-cash investing activities:			
Real estate acquired through foreclosure	$ 9,388	$ 9,489	$ 4,274

See accompanying notes to consolidated financial statements.

AMERICAN RIVER OF THE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE BUSINESS OF THE COMPANY

American River Bankshares (the "Company") was incorporated under the laws of the State of California in 1995 under the name of American River Holdings and changed its name in 2004 to American River Bankshares. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. As a community oriented regional bank holding company, the principal communities served are located in Sacramento, Placer, Yolo, El Dorado, Amador, and Sonoma counties.

The Company owns 100% of the issued and outstanding common shares of its banking subsidiary, American River Bank ("ARB" or the "Bank"). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates four banking offices in Sacramento County, one banking office in Placer County, two banking offices in Sonoma County, and three banking offices in Amador County. The Company also owns one inactive subsidiary, American River Financial.

ARB does not offer trust services or international banking services and does not plan to do so in the near future. The deposits of ARB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits.

The Bank was participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2010, all noninterest-bearing transaction accounts were fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program was in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. Although coverage under the Transaction Account Guarantee Program expired December 31, 2010, the FDIC adopted a final rule amending its deposit insurance regulations on November 9, 2010 to implement Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act providing for unlimited deposit insurance for noninterest-bearing transaction accounts for two years starting December 31, 2010. This program expired on December 31, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2012. Reclassifications had no affect on prior year net income or shareholders' equity.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan and lease losses and fair values of financial instruments are particularly subject to change.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Interest-Bearing Deposits in Banks

Interest-bearing deposits in banks mature within one year and are carried at cost.

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.

- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. There were no transfers during the years ended December 31, 2012 and 2011.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

An investment security is impaired when its carrying value is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. For debt securities, once a decline in value is determined to be other than temporary and management does not intend to sell the security or it is more likely than not that management will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that management will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings. For equity securities, the entire amount of impairment is recognized through earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock

Investments in Federal Home Loan Bank of San Francisco (the "FHLB") stock are carried at cost and are redeemable at par with certain restrictions. Investments in FHLB stock are necessary to participate in FHLB programs.

Loans and Leases

Loans and leases that management has both the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans and leases.

For all classes of loans and leases, the accrual of interest is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payment requirements within an acceptable time frame relative to the terms stated in the loan agreement. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan or lease is well secured and in the process of collection. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Loan Sales and Servicing

Included in the loan and lease portfolio are Small Business Administration (SBA) loans and Farm Service Agency guaranteed loans that may be sold in the secondary market. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or fair value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2012 and 2011.

SBA and Farm Service Agency loans with unpaid balances of $328,000 and $390,000 were being serviced for others as of December 31, 2012 and 2011, respectively. The Company also serviced loans that are participated with other financial institutions totaling $10,108,000 and $5,873,000 as of December 31, 2012 and 2011, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are initially recorded at fair value and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes at December 31, 2012 and 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of probable credit losses inherent in the Company's credit portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is typically recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired credits and general reserves for inherent probable losses related to credits that are not impaired.

For all classes of the portfolio, a loan or lease is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the original agreement. Impaired loans are individually evaluated to determine the extent of impairment, if any, except for smaller-balance loans that are collectively evaluated for credit risk. When a loan or lease is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the credit's original interest rate, except that as a practical expedient, it may measure impairment based on a credit's observable market price, or the fair value of the collateral if the credit is collateral dependent. A loan or lease is collateral dependent if the repayment of the credit is expected to be provided by the sale or operation of the underlying collateral.

For all portfolio segments, a restructuring of a debt constitutes a troubled debt restructuring ("TDR") if the Company grants a concession to the borrower for economic or legal reasons related to the borrower's financial difficulties that it would not otherwise consider. Restructured workout loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans or leases that are reported as TDRs are evaluated for impairment and, if impaired, measured for impairment as described above.

For all portfolio segments, the determination of the general reserve for loans and leases that are not impaired is based on estimates made by management, to include, but not limited to, consideration of historical losses by portfolio segment, internal asset classifications, and qualitative factors to include economic trends in the Company's service areas, industry experience and trends, geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the credit portfolio, and probable losses inherent in the portfolio taken as a whole.

The Company determines a separate allowance for each portfolio segment. These portfolio segments include commercial, real estate construction (including land and development loans), residential real estate, multi-family real estate, commercial real estate, leases, agriculture and consumer loans. The allowance for loan and lease losses attributable to each portfolio segment, which includes both impaired credits and credits that are not impaired, is combined to determine the Company's overall allowance, which is included as a component of loans and leases on the consolidated balance sheet and available for all loss exposures.

The Company assigns a risk rating to all loans and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Company and the Company's regulators. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual credit. The risk ratings can be grouped into six major categories, defined as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan and Lease Losses (Continued)

Pass – A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

Watch – A watch credit is a loan or lease that otherwise meets the definition of a standard or minimum acceptable quality loan, but which requires more than normal attention due to any of the following items: deterioration of borrower financial condition less severe than those warranting more adverse grading, deterioration of repayment ability and/or collateral value, increased leverage, adverse effects from a downturn in the economy, local market or industry, adverse changes in local or regional employer, management changes (including illness, disability, and death), and adverse legal action. Payments are current per the terms of the agreement. If conditions persist or worsen, a more severe risk grade may be warranted.

Special Mention – A special mention credit is a loan or lease that has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the credit or in the Company's position at some future date. Special Mention credits are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard – A substandard credit is a loan or lease that is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Credits classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well defined weaknesses include inadequate cash flow or collateral support, a project's lack of marketability, failure to complete construction on time or a project's failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Credits classified as doubtful are loans or leases that have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss – Credits classified as loss are loans or leases considered uncollectible and charged off immediately.

The general reserve component of the allowance for loan and lease losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. These reserve factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment described below.

Real Estate- Commercial – Commercial real estate mortgage loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations.

Real Estate- Construction – These loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan and Lease Losses (Continued)

Real Estate- Multi-family – Multi-family loans are non-construction term mortgages for the acquisition, refinance, or improvement of residential rental properties with generally more than 4 dwelling units. Underwriting is generally based on borrower creditworthiness, sufficiency of net operating income to service the bank loan payment, and a prudent loan-to-value ratio, among other factors.

Real Estate- Residential – Residential loans are generally loans to purchase or refinance 1-4 unit single-family residences, either owner-occupied or investor-owned. Some residential loans are short term to match their intended source of repayment through sale or refinance. The remainder are fixed or floating-rate term first mortgages with an original maturity between 2 and 10 years, generally with payments based on a 25-30 year amortization.

Commercial – Commercial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Lease Financing Receivable – Leases originated by the bank are non-consumer finance leases (as contrasted with operating leases) for the acquisition of titled and non-titled business equipment. Leases are generally amortized over a period from 36 to 84 months, depending on the useful life of the equipment acquired. Residual (balloon) payments at lease end range from 0-20% of original cost, and are a non-optional obligation of the lessee. Lessees are contractually responsible for all costs, expenses, taxes, and liability associated with the leased equipment.

Agricultural – Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of the Company and borrowers: commodity prices and weather conditions.

Consumer – The consumer loan portfolio is comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases, but business loans granted for the purchase of heavy equipment or industrial vehicles may also be included. Also included in the consumer loan portfolio are home equity lines of credit. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company's primary regulators, the FDIC and the California Department of Financial Institutions, as an integral part of their examination process, review the adequacy of the allowance. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Company also maintains a separate allowance for off-balance-sheet commitments. Management estimates probable incurred losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the consolidated balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate Owned (OREO)

Other real estate owned includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less estimated selling costs is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate may be maintained to provide for temporary declines in value. The valuation allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. During 2012, the Company received $3,637,000 in net proceeds from the sale of other real estate owned with net losses of $2,000 recognized on the sale. During 2011, the Company received $1,705,000 in net proceeds from the sale of other real estate owned with net losses of $24,000 recognized on the sale. The recorded investment in other real estate owned totaled $12,412,000 and $8,246,000 at December 31, 2012 and 2011, respectively, and had related valuation allowances of $175,000 and $56,000, respectively.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of the building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

Goodwill and Intangible Assets

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually. Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. At December 31, 2012, the Company's reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

Intangible assets are comprised of core deposit intangibles which represent the estimated fair value of the long-term deposit relationships that were assumed when the Company acquired Bank of Amador in December 2004. Core deposit intangibles are amortized over a period that approximates the expected run-off of the deposit base, which, in this case, is eight years. The intangible asset related to the Bank of Amador acquisition became fully amortized during 2012.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The deferred provision for income taxes is the result of the net change in the deferred tax asset and deferred tax liability balances during the year. This amount, combined with the current taxes payable or refundable, results in the income tax expense for the current year. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Based upon the Company's analysis of available evidence, the Company determined that it is "more likely than not" that all of the deferred income tax assets as of December 31, 2012 and 2011 will be fully realized and therefore no valuation allowance was recorded.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Comprehensive Income

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss), adjusted for realized gains or losses included in net income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statements of comprehensive income.

Earnings Per Share

Basic earnings per share ("EPS"), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options or restricted stock, result in the issuance of common stock that shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options and restricted stock in computing diluted EPS. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the consolidated financial statements. There were no stock splits or stock dividends in 2012, 2011 or 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

At December 31, 2012, the Company has two stock-based compensation plans, which are described more fully in Note 13. Compensation expense, net of related tax benefits, recorded in 2012, 2011 and 2010 totaled $102,000, $180,000 and $204,000, or $0.01, $0.02 and $0.02 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions noted in the following table. Because Black-Scholes-Merton based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate the dividend yield, option life and forfeiture rate within the valuation model. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period representing the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2012
Dividend yield	0.0%
Expected volatility	28.8%
Risk-free interest rate	1.19%
Expected option life in years	7
Weighted average fair value of options granted during the year	$ 2.31

There were no options granted in 2011 or 2010 under either stock-based compensation plans.

Restricted stock awards are grants of shares of the Company's common stock that are subject to forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or service and/or achieving specified performance goals. During the period of restriction, Plan participants holding restricted share awards have voting and cash dividend rights. The restrictions lapse in accordance with a schedule or with other conditions determined by the Board of Directors as reflected in each award agreement. Upon the vesting of each restricted stock award, the Company issues the associated common shares from its inventory of authorized common shares. All outstanding awards under the Plan immediately vest in the event of a change of control of the Company. The shares associated with any awards that fail to vest become available for re-issuance under the Plan.

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

The following is a summary of stock-based compensation information as of or for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(Dollars in thousands)	
Total intrinsic value of options exercised	$ —	$ —	$ —
Aggregate cash received for option exercises	$ —	$ —	$ —
Total fair value of options vested	$ 90	$ 178	$ 248
Total compensation cost, options and restricted stock	$ 155	$ 202	$ 236
Tax benefit recognized	$ 53	$ 22	$ 32
Net compensation cost, options and restricted stock	$ 102	$ 180	$ 204
Total compensation cost for nonvested option awards not yet recognized	$ 59	$ 62	$ 216
Weighted average years for compensation cost for nonvested options to be recognized	1.07	.8	1.1
Total compensation cost for restricted stock not yet recognized	$ 152	$ 151	$ 158
Weighted average years for compensation cost for restricted stock to be recognized	1.4	1.6	1.7

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Adoption of New Accounting Standards

In July 2012, the FASB amended existing guidance relating to testing indefinite-lived intangible assets for impairment. The amendment permits an assessment of qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, it is concluded that it is not more likely than not that the indefinite-lived intangible asset is impaired, then no further action is required. However, after the same assessment, if it is concluded that it is more like than not that the indefinite-lived intangible asset is impaired, then a quantitative impairment test should be performed whereby the fair value of the indefinite-lived intangible asset is compared to the carrying amount. The amendments in this guidance are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The effect of adopting this standard did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

3. FAIR VALUE MEASUREMENTS

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2012 and December 31, 2011. They indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

December 31, 2012	Carrying Amount	Fair Value Measurements Using: Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and due from banks	$ 55,461	$ 55,461			$ 55,461
Interest-bearing deposits in banks	750		$ 750		750
Available-for-sale securities	231,839	15	231,824		231,839
Held-to-maturity securities	2,117		2,255		2,255
FHLB stock	3,254	N/A	N/A	N/A	N/A
Loans and leases, net	252,118			253,455	253,455
Accrued interest receivable	1,872			1,872	1,872
Financial liabilities:					
Deposits:					
Non interest-bearing	$ 151,201	$ 151,201			$ 151,201
Savings	51,539	51,539			51,539
Money market	127,644	127,644			127,644
NOW accounts	50,891	50,891			50,891
Time, $100,000 or more	71,145		71,904		71,904
Other time	25,836		26,068		26,068
Short-term borrowings	2,000	2,000			2,000
Long-term borrowings	16,000		16,147		16,147
Accrued interest payable	162		162		162
December 31, 2011					
Financial assets:					
Cash and due from banks	$ 23,768	$ 23,768			$ 23,768
Interest-bearing deposits in banks	1,250		$ 1,254		1,254
Available-for-sale securities	208,711	9	208,702		208,711
Held-to-maturity securities	4,010		4,231		4,231
FHLB stock	3,093	N/A	N/A	N/A	N/A
Loans and leases, net	293,731			$ 290,505	290,505
Accrued interest receivable	1,952			1,952	1,952
Financial liabilities:					
Deposits:					
Non interest-bearing	$ 133,440	$ 133,440			$ 133,440
Savings	47,919	47,919			47,919
Money market	139,244	139,244			139,244
NOW accounts	43,959	43,959			43,959
Time, $100,000 or more	69,464		70,143		70,143
Other time	28,259		28,513		28,513
Short-term borrowings	5,000	5,000			5,000
Long-term borrowings	14,000		14,326		14,326
Accrued interest payable	226		226		226

3. FAIR VALUE MEASUREMENTS (Continued)

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair values of its financial instruments at December 31, 2012 and December 31, 2011:

Cash and due from banks: The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions and are classified as Level 2.

Investment securities: For investment securities, fair values are based on quoted market prices, where available, and are classified as Level 1. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers and are classified as Level 2.

FHLB stock: It is not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Loans and leases: Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality also resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Deposits: The fair values disclosed for demand deposits (e.g. interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amount) resulting in a Level 1 classification. For time deposits, the fair values for fixed rate certificates of deposit are estimated using a discounted cash flow methodology that applies market interest rates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Short-term and long-term borrowings: The fair value of short-term borrowings is estimated to be the carrying amount and is classified as Level 1. The fair value of long-term borrowings is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments and are classified as Level 2.

Accrued interest receivable and payable: The carrying amount of accrued interest receivable approximates fair value resulting in a Level 3 classification and the carrying amount of accrued interest payable approximates fair value resulting in a Level 2.

Off-balance sheet instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of commitments was not material at December 31, 2012 and December 31, 2011.

Assets and liabilities measured at fair value on a recurring and non-recurring basis are presented in the following table:

3. FAIR VALUE MEASUREMENTS (Continued)

(dollars in thousands)

December 31, 2012	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities:					
Residential mortgage-backed securities	$ 200,515	$ —	$ 200,515	$ —	$ —
Corporate Debt Securities	1,594		1,594		
Obligations of states and political subdivisions	29,656		29,656	—	—
Corporate stock	74	15	59	—	—
Total recurring	$ 231,839	$ 15	$ 231,824	$ —	$ —
Assets and liabilities measured on a nonrecurring basis:					
Impaired loans:					
Commercial	$ 776	$	$	$ 776	$ (106)
Real estate:					
Commercial	432			432	(68)
Residential	210			210	(72)
Other real estate owned	12,237			12,237	(1,002)
Total nonrecurring	$ 13,655	$	$	$ 13,655	$ (1,248)

(dollars in thousands)

December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities:					
Residential mortgage-backed securities	$ 179,454	$ —	$ 179,454	$ —	$ —
Obligations of states and political subdivisions	29,188	—	29,188	—	—
Corporate stock	69	9	60	—	—
Total recurring	$ 208,711	$ 9	$ 208,702	$ —	$ —
Assets and liabilities measured on a nonrecurring basis:					
Impaired loans:					
Commercial	$ 1,828	$ —	$ —	$ 1,828	$ (181)
Real estate:					
Commercial	7,982	—	—	7,982	(489)
Construction	2,083	—	—	2,083	(422)
Other:					
Agriculture	597	—	—	597	(330)
Consumer	565	—	565	(66)	
Other real estate owned	8,190	—	—	8,190	(1,002)
Total nonrecurring	$ 21,245	$ —	$ —	$ 21,245	$ (2,490)

There were no transfers between Levels 1 and 2 during the years ended December 31, 2012 or December 31, 2011.

3. FAIR VALUE MEASUREMENTS (Continued)

The following methods were used to estimate the fair value of each class of financial instrument above:

Available-for-sale securities – Fair values for investment securities are based on quoted market prices, if available, and are considered Level 1, or evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and are considered Level 2. Pricing applications apply available information, as applicable, through processes such as benchmark curves, benchmarking to like securities, sector groupings and matrix pricing.

Impaired loans – The fair value of collateral dependent impaired loans adjusted for specific allocations of the allowance for loan losses is generally based on recent real estate appraisals and/or evaluations. These appraisals and/or evaluations may utilize a single valuation approach or a combination of approaches including comparable sales, cost and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income and other available data. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. The valuation technique used for all Level 3 nonrecurring impaired loans is the sales comparison approach less a reserve for past dues taxes and selling costs ranging from 8% to 10%.

Impaired loans measured at fair value with an unpaid principal balance of $1,664,000 were written down to $1,418,000 at December 31, 2012, resulting in an impairment charge of $246,000, which was included in earnings for the period. Impaired loans measured at fair value with an unpaid principal balance of $14,543,000 were written down to $13,055,000 at December 31, 2011, resulting in an impairment charge of $1,488,000, which was included in earnings for the period.

Other real estate owned – Certain commercial and residential real estate properties classified as OREO are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals and/or evaluations. These appraisals and/or evaluations may use a single valuation approach or a combination of approaches including comparable sales, cost and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income and other available data. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. The valuation technique used for all Level 3 nonrecurring OREO is the sales comparison approach less selling costs ranging from 8% to 10%.

Other real estate owned of $13,237,000 was written down to $12,237,000 at December 31, 2012, resulting in an impairment charge of $1,000,000, which was included in earnings for the period. Other real estate owned of $9,168,000 was written down to $8,190,000 at December 31, 2011, resulting in an impairment charge of $978,000, which was included in earnings for the period.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2012 and 2011, goodwill totaled $16,321,000. Goodwill is evaluated annually for impairment and was most recently evaluated in December 2012 under the provisions of the codification Topic 350, *Goodwill and Other Intangibles*. Management determined that no impairment recognition was required for the years ended December 31, 2012, 2011 and 2010.

Other intangible assets are comprised of core deposit intangibles totaling $183,000 at December 31, 2011. Amortization of the intangible assets included in other expense totaled $183,000, $219,000 and $242,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The December 31, 2011 balance of $183,000 was fully amortized in 2012.

5. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31, 2012 and 2011 consisted of the following (dollars in thousands):

Available-for-Sale

	2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 195,444	$ 5,661	$ (590)	$ 200,515
Obligations of states and political subdivisions	27,682	1,974	—	29,656
Corporate Debt Securities	1,507	87	—	1,594
Equity securities:				
Corporate stock	64	10	—	74
	$ 224,697	$ 7,732	$ (590)	$ 231,839

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 175,038	$ 4,570	$ (154)	$ 179,454
Obligations of states and political subdivisions	27,678	1,510	—	29,188
Equity securities:				
Corporate stock	65	4	—	69
	$ 202,781	$ 6,084	$ (154)	$ 208,711

Net unrealized gains on available-for-sale investment securities totaling $7,142,000 were recorded, net of $2,857,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2012. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2012 totaled $15,762,000 and $93,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2012.

Net unrealized gains on available-for-sale investment securities totaling $5,930,000 were recorded, net of $2,372,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2011. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2011 totaled $11,071,000 and $353,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2011.

Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2010 totaled $9,702,000 and $7,000, respectively.

5. INVESTMENT SECURITIES (Continued)

Held-to-Maturity

	2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 2,117	$ 138	$ —	$ 2,255

	2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 4,010	$ 221	$ —	$ 4,231

There were no sales or transfers of held-to-maturity investment securities for the years ended December 31, 2012, 2011 and 2010.

The amortized cost and estimated fair value of investment securities at December 31, 2012 by contractual maturity are shown below (dollars in thousands).

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 906	$ 911		
After one year through five years	3,218	3,381		
After five years through ten years	11,131	11,940		
After ten years	13,934	15,018		
	29,189	31,250		
Investment securities not due at a single maturity date:				
Mortgage-backed securities	195,444	200,515	$ 2,117	$ 2,255
Corporate stock	64	74		
	$ 224,697	$ 231,839	$ 2,117	$ 2,255

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with amortized costs totaling $43,877,000 and $46,518,000 and estimated fair values totaling $45,877,000 and $48,709,000 were pledged to secure State Treasury funds on deposit, public agency and bankruptcy trustee deposits and borrowing arrangements (see Note 10) at December 31, 2012 and 2011, respectively.

5. **INVESTMENT SECURITIES** (Continued)

Investment securities with unrealized losses at December 31, 2012 and 2011 are summarized and classified according to the duration of the loss period as follows (dollars in thousands):

	2012					
	Less than 12 Months		12 Months or More		Total	
Available-for-Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities:						
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 37,440	$ (590)	$ —	$ —	$ 37,440	$ (590)

	2011					
	Less than 12 Months		12 Months or More		Total	
Available-for-Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities:						
U.S. Government guaranteed and sponsored entity mortgage-backed securities	$ 23,749	$ (154)	$ —	$ —	$ 23,749	$ (154)

At December 31, 2012, the Company held 196 securities of which 16 were in a loss position for less than twelve months and none were in a loss position for twelve months or more. All 16 securities are mortgage-backed securities.

The unrealized loss on the Company's investments in mortgage-backed securities is primarily driven by interest rates. Because the decline in market value is attributable to a change in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, management does not consider these investments to be other-than-temporarily impaired.

6. LOANS AND LEASES

Outstanding loans and leases are summarized as follows (dollars in thousands):

	December 31, 2012	December 31, 2011
Real estate – commercial	$ 180,126	$ 204,043
Real estate – construction	6,918	10,356
Real estate – multi-family	9,155	7,580
Real estate – residential	17,701	19,695
Commercial	30,811	42,108
Lease financing receivable	1,509	1,725
Agriculture	3,340	4,583
Consumer	8,569	10,984
	258,129	301,074
Deferred loan and lease origination fees, net	(230)	(302)
Allowance for loan and lease losses	(5,781)	(7,041)
	$ 252,118	$ 293,731

Certain loans are pledged as collateral for available borrowings with the FHLB and the Federal Reserve Bank of San Francisco (the "FRB"). Pledged loans totaled $162,657,000 and $181,034,000 at December 31, 2012 and 2011, respectively (see Note 10).

The components of the Company's lease financing receivable are summarized as follows (dollars in thousands):

	December 31, 2012	December 31, 2011
Future lease payments receivable	$ 1,585	$ 1,731
Residual interests	39	122
Unearned income	(115)	(128)
Net lease financing receivable	$ 1,509	$ 1,725

Future lease payments receivable are as follows (dollars in thousands):

Year Ending December 31,	
2013	$ 651
2014	400
2015	338
2016	168
2017	28
Total lease payments receivable	$ 1,585

Salaries and employee benefits totaling $339,000, $371,000 and $453,000 have been deferred as loan and lease origination costs for the years ended December 31, 2012, 2011 and 2010, respectively.

7. ALLOWANCE FOR LOAN AND LEASE LOSSES

Changes in the allowance for loan and lease losses were as follows (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Balance, beginning of year	$ 7,041	$ 7,585	$ 7,909
Provision charged to operations	1,365	3,625	7,365
Losses charged to allowance	(2,854)	(4,698)	(7,821)
Recoveries	229	529	132
Balance, end of year	$ 5,781	$ 7,041	$ 7,585

The following tables show the activity in the allowance for loan and lease losses for the years ended December 31, 2012 and 2011 and the allocation of the allowance for loan and lease losses as of December 31, 2012 and 2011 by portfolio segment and by impairment methodology (dollars in thousands):

	December 31, 2012									
		Real Estate				Other				
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer	Unallocated	Total
Allowance for Loan and Lease Losses										
Beginning balance	$ 1,536	$ 3,156	$ 198	$ 582	$ 609	$ 79	$ 167	$ 348	$ 366	$ 7,041
Provision for loan losses	96	347	45	367	35	(73)	282	389	(123)	1,365
Loans charged-off	(302)	(1,124)	(8)	(377)	(167)	(9)	(362)	(505)	—	(2,854)
Recoveries	21	147	3	22	—	6		30		229
Ending balance allocated to portfolio segments	$ 1,351	$ 2,526	$ 238	$ 594	$ 477	$ 3	$ 87	$ 262	$ 243	$ 5,781
Ending balance: **Individually evaluated for impairment**	$ 480	$ 786	$ 122	$	$ 179	$	$	$ 28	$	$ 1,595
Ending balance: Collectively evaluated for impairment	$ 871	$ 1,740	$ 116	$ 594	$ 298	$ 3	$ 87	$ 234	$ 243	$ 4,186
Loans										
Ending balance	$ 30,811	$ 180,126	$ 9,155	$ 6,918	$ 17,701	$ 1,509	$ 3,340	$ 8,569	$	$ 258,129
Ending balance: **Individually evaluated for impairment**	$ 2,828	$ 19,105	$ 1,681	$ 263	$ 2,429	$	$	$ 247	$	$ 26,553
Ending balance: Collectively evaluated for impairment	$ 27,983	$ 161,021	$ 7,474	$ 6,655	$ 15,272	$ 1,509	$ 3,340	$ 8,322	$	$ 231,576

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

	December 31, 2011									
		Real Estate				Other				
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer	Unallocated	Total
Allowance for Loan and Lease Losses										
Beginning balance	$ 2,574	$ 2,715	$ 115	$ 1,090	$ 581	$ 7	$ 131	$ 221	$ 151	$ 7,585
Provision for loan losses	(488)	2,341	203	327	593	72	35	327	215	3,625
Loans charged-off	(713)	(2,005)	(120)	(835)	(565)	—	(240)	(220)	—	(4,698)
Recoveries	163	105	—	—	—	—	241	20	—	529
Ending balance allocated to portfolio segments	$ 1,536	$ 3,156	$ 198	$ 582	$ 609	$ 79	$ 167	$ 348	$ 366	$ 7,041
Ending balance: Individually evaluated for impairment	$ 538	$ 707	$ 5	$ 147	$ 118	$ —	$ 89	$ 76	$ -	$ 1,680
Ending balance: Collectively evaluated for impairment	$ 998	$ 2,449	$ 193	$ 435	$ 491	$ 79	$ 78	$ 272	$ 366	$ 5,361
Loans										
Ending balance	$ 42,108	$ 204,043	$ 7,580	$ 10,356	$ 19,695	$ 1,725	$ 4,583	$ 10,984	$ —	$ 301,074
Ending balance: Individually evaluated for impairment	$ 5,123	$ 18,227	$ 1,204	$ 2,083	$ 2,116	$ 17	$ 597	$ 718	$ —	$ 30,085
Ending balance: Collectively evaluated for impairment	$ 36,985	$ 185,816	$ 6,376	$ 8,273	$ 17,579	$ 1,708	$ 3,986	$ 10,266	$ —	$ 270,989

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following tables show the loan portfolio allocated by management's internal risk ratings as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012								
	Credit Risk Profile by Internally Assigned Grade								
		Real Estate				Other Credit Exposure			
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer	Total
Grade:									
Pass	$ 25,670	$ 134,969	$ 7,018	$ 3,049	$ 13,283	$ 1,506	$ 2,938	$ 7,696	$196,129
Watch	1,994	14,613	1,181	3,262	2,518	—	—	251	23,819
Special mention	653	16,041	441	607	1,163	—	402	153	19,460
Substandard	1,804	14,503	515	—	737	3	—	469	18,031
Doubtful	690	—	—	—	—	—	—	—	690
Total	$ 30,811	$ 180,126	$ 9,155	$ 6,918	$ 17,701	$ 1,509	$ 3,340	$ 8,569	$258,129

	December 31, 2011								
	Credit Risk Profile by Internally Assigned Grade								
		Real Estate				Other Credit Exposure			
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer	Total
Grade:									
Pass	$ 33,856	$ 164,117	$ 5,669	$ 6,462	$ 16,215	$ 1,708	$ 3,416	$ 9,684	$241,127
Watch	1,540	20,673	1,204	984	1,163	—	570	237	26,371
Special mention	2,173	7,187	449	827	1,372	—	—	264	12,272
Substandard	3,794	11,938	258	2,083	945	17	597	799	20,431
Doubtful	745	128	—	—	—	—	—	--	873
Total	$ 42,108	$ 204,043	$ 7,580	$ 10,356	$ 19,695	$ 1,725	$ 4,583	$ 10,984	$301,074

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

7. **ALLOWANCE FOR LOAN AND LEASE LOSSES** (Continued)

The following tables show an aging analysis of the loan portfolio at December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012							
	30-59 Days Past Due	60-89 Days Past Due	Past Due Greater Than 90 Days	Total Past Due	Current	Total Loans	Past Due Greater Than 90 Days and Accruing	Nonaccrual
Commercial:								
Commercial	$ 804	$	$ 1,497	$ 2,301	$ 28,510	$ 30,811	$	$ 2,352
Real estate:								
Commercial		703	700	1,403	178,723	180,126		2,687
Multi-family					9,155	9,155		
Construction					6,918	6,918		
Residential			210	210	17,491	17,701		210
Other:								
Leases			3	3	1,506	1,509		3
Agriculture					3,340	3,340		
Consumer		60	114	174	8,395	8,569		222
Total	$ 804	$ 763	$ 2,524	$ 4,091	$ 254,038	$ 258,129	$	$ 5,474

	December 31, 2011							
	30-59 Days Past Due	60-89 Days Past Due	Past Due Greater Than 90 Days	Total Past Due	Current	Total Loans	Past Due Greater Than 90 Days and Accruing	Nonaccrual
Commercial:								
Commercial	$ 60	$ 277	$ 2,472	$ 2,809	$ 39,299	$ 42,108	$ —	$ 2,775
Real estate:								
Commercial	2,318	1,527	5,271	9,116	194,927	204,043	—	7,469
Multi-family	—	—	257	257	7,323	7,580	—	257
Construction	—	244	1,967	2,211	8,145	10,356	—	2,083
Residential	—	—	—	—	19,695	19,695	—	—
Other:								
Leases	—	—	17	17	1,708	1,725	—	17
Agriculture	—	—	597	597	3,986	4,583	—	597
Consumer	188	411	139	738	10,246	10,984	—	225
Total	$ 2,566	$ 2,459	$ 10,720	$ 15,745	$ 285,329	$ 301,074	$ —	$ 13,423

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

The following tables show information related to impaired loans as of and for the years ended December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$ 1,248	$ 1,407	$ —	$ 593	$ 1
Real estate:					
Commercial	10,882	11,603	—	7,803	185
Multi-family	—	—	—	9	—
Construction	263	263	—	131	—
Residential	—	—	—	90	—
Other:					
Leases	—	—	—	9	—
Consumer	37	109	—	85	1
	$ 12,430	$ 13,382	$ —	$ 8,720	$ 187
With an allowance recorded:					
Commercial	$ 1,580	$ 1,580	$ 480	$ 1,817	$ 50
Real estate:					
Commercial	8,223	8,287	786	10,863	215
Multi-family	1,681	1,774	122	1,434	44
Construction	—	—	—	1,042	—
Residential	2,429	2,483	179	2,183	52
Other:					
Agriculture	—	—	—	299	—
Consumer	210	210	28	398	4
	$ 14,123	$ 14,334	$ 1,595	$ 18,036	$ 365
Total:					
Commercial	$ 2,828	$ 2,987	$ 480	$ 2,410	$ 51
Real estate:					
Commercial	19,105	19,890	786	18,666	400
Multi-family	1,681	1,774	122	1,443	44
Construction	263	263	—	1,173	—
Residential	2,429	2,483	179	2,273	52
Other:					
Leases	—	—	—	9	—
Agriculture	—	—	—	299	—
Consumer	247	319	28	483	5
	$ 26,553	$ 27,716	$ 1,595	$ 26,756	$ 552

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

	December 31, 2011				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$ 3,069	$ 3,089	—	$ 3,880	$ 166
Real estate:					
Commercial	4,723	6,428	—	4,830	185
Multi-family	17	17	—	19	2
Residential	180	180	—	182	12
Other:					
Leases	17	17	—	21	1
Consumer	133	133	—	142	10
	$ 8,139	$ 9,864	$ —	$ 9,074	$ 376
With an allowance recorded:					
Commercial	$ 2,054	$ 3,705	$ 538	$ 2,404	$ 37
Real estate:					
Commercial	13,504	13,853	707	13,898	609
Multi-family	1,187	1,280	5	1,200	42
Construction	2,083	2,402	147	2,222	19
Residential	1,936	1,936	118	1,973	93
Other:					
Agriculture	597	597	89	598	3
Consumer	585	585	76	587	31
	$ 21,946	$ 24,358	$ 1,680	$ 22,882	$ 834
Total:					
Commercial	$ 5,123	$ 6,794	$ 538	$ 6,284	$ 203
Real estate:					
Commercial	18,227	20,281	707	18,728	794
Multi-family	1,204	1,297	5	1,219	44
Construction	2,083	2,402	147	2,222	19
Residential	2,116	2,116	118	2,155	105
Other:					
Leases	17	17	21	1	
Agriculture	597	597	89	598	3
Consumer	718	718	76	729	41
	$ 30,085	$ 34,222	$ 1,680	$ 31,956	$ 1,210

The recorded investment in loans and leases that were considered to be impaired totaled $26,553,000 at December 31, 2012 and had a related valuation allowance of $1,595,000. The average recorded investment in impaired loans and leases during 2012 was approximately $26,756,000.

The recorded investment in loans and leases that were considered to be impaired totaled $30,085,000 at December 31, 2011 and had a related valuation allowance of $1,680,000. The average recorded investment in impaired loans and leases during 2011 was approximately $31,956,000.

Non-accrual loans and leases totaled approximately $5,474,000 and $13,423,000 at December 31, 2012 and 2011, respectively. There were no loans and leases past due 90 days or more and still accruing interest at December 31, 2012 and 2011. Interest income on non-accrual loans is generally recognized on a cash basis and was approximately $197,000, $440,000 and $338,000 for the years ended December 31, 2012, 2011 and 2010. Interest foregone on non-accrual loans was approximately $715,000, $1,706,000 and $1,736,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Troubled Debt Restructurings

At December 31, 2012 and 2011, the Company had $17,367,000 and $20,121,000 in loans to clients whose loan terms were modified in troubled debt restructurings, respectively. The Company had allocated $1,575,000 and $535,000 of specific reserves to these troubled debt restructurings as of December 31, 2012 and 2011, respectively. The Company has not committed to lend additional amounts as of December 31, 2012 and 2011 to borrowers with outstanding loans that are classified as troubled debt restructurings.

During the period ended December 31, 2012, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan at a stated rate of interest lower than the current market rate for new debt with similar risk; an extension of the maturity date; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from 2 months to 5 years. Modifications involving an extension of the maturity date were for periods ranging from 1 year to 10 years.

The following table presents loans by class modified as troubled debt restructurings during the year ended December 31, 2012 (dollars in thousands):

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:			
Commercial	8	$ 1,589	$ 1,589
Real estate – commercial	9	4,676	4,638
Real estate – multi-family	2	539	539
Real estate – residential	4	942	829
Other – agriculture	1	410	410
Other – consumer	4	50	50
Total	28	$ 8,206	$ 8,055

The troubled debt restructurings described above increased the allowance for loan and lease losses by $430,000 and resulted in charge offs of $211,000 during the year ended December 31, 2012.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ended December 31, 2012 (dollars in thousands):

	Number of Loans	Recorded Investment
Troubled debt restructurings that subsequently defaulted:		
Real estate – commercial	2	$ 1,097
Other – agriculture	2	215
Total	4	$ 1,312

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Troubled Debt Restructurings (Continued)

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan and lease losses by $18,000 and resulted in charge offs of $485,000 during the year ended December 31, 2012.

The following table presents loans by class modified as troubled debt restructurings during the year ended December 31, 2011 (dollars in thousands):

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:			
Commercial	15	$ 2,165	$ 2,165
Real estate – commercial	13	10,917	10,341
Real estate – multi-family	2	1,319	1,319
Real estate – construction	1	355	255
Real estate – residential	4	1,665	1,621
Other – agriculture	2	1,012	1,012
Other – consumer	3	370	370
Total	40	$ 17,803	$ 17,083

The troubled debt restructurings described above increased the allowance for loan and lease losses by $459,000 and resulted in charge offs of $620,000 during the year ended December 31, 2011.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ended December 31, 2011 (dollars in thousands):

	Number of Loans	Recorded Investment
Troubled debt restructurings that subsequently defaulted:		
Commercial	1	$ 35
Real estate – commercial	1	198
Other – agriculture	1	597
Total	3	$ 830

7. ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

Troubled Debt Restructurings (Continued)

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan and lease losses by $114,000 and resulted in charge offs of $87,000 during the year ended December 31, 2011.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy.

8. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following (dollars in thousands):

	December 31,	
	2012	2011
Land	$ 206	$ 206
Building and improvements	769	836
Furniture, fixtures and equipment	5,587	5,676
Leasehold improvements	1,646	1,725
	8,208	8,443
Less accumulated depreciation and amortization	(6,320)	(6,088)
	$ 1,888	$ 2,355

Depreciation and amortization included in occupancy and furniture and equipment expense totaled $601,000, $520,000 and $543,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

9. INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following (dollars in thousands):

	December 31,	
	2012	2011
Savings	$ 51,539	$ 47,919
Money market	127,644	139,244
NOW accounts	50,891	43,959
Time, $100,000 or more	71,145	69,464
Other time	25,836	28,259
	$ 327,055	$ 328,845

The Company held $29,000,000 in certificates of deposit for the State of California as of December 31, 2012 and 2011. This amount represents 6.1% of total deposit balances at December 31, 2012 and 6.3% at December 31, 2011.

9. INTEREST-BEARING DEPOSITS (Continued)

Aggregate annual maturities of time deposits are as follows (dollars in thousands):

Year Ending December 31,		
2013	$	71,315
2014		8,284
2015		3,583
2016		5,483
2017		8,301
Thereafter		15
	$	96,981

Interest expense recognized on interest-bearing deposits consisted of the following (dollars in thousands):

	Year Ended December 31,					
	2012		2011		2010	
Savings	$	114	$	183	$	224
Money market		616		1,000		1,268
NOW accounts		42		44		59
Time, $100,000 or more		528		601		806
Other time		310		410		595
	$	1,610	$	2,238	$	2,952

10. BORROWING ARRANGEMENTS

The Company has $17,000,000 in unsecured short-term borrowing arrangements to purchase Federal funds with two of its correspondent banks. There were no advances under the borrowing arrangements as of December 31, 2012 and 2011.

In addition, the Company has a line of credit available with the FHLB which is secured by pledged mortgage loans (see Note 6) and investment securities (see Note 5). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $18,000,000 were outstanding from the FHLB at December 31, 2012, bearing fixed interest rates ranging from 0.67% to 2.73% and maturing between May 20, 2013 and July 12, 2019. Advances totaling $19,000,000 were outstanding from the FHLB at December 31, 2011, bearing fixed interest rates ranging from 0.67% to 2.08% and maturing between January 9, 2012 and July 20, 2016. Amounts available under the borrowing arrangement with the FHLB at December 31, 2012 and 2011 totaled $59,254,000 and $62,242,000, respectively.

In addition, the Company entered into a secured borrowing agreement with the FRB in 2008. The borrowing arrangement is secured by pledging selected loans (see Note 6) and investment securities (see Note 5). There were no advances outstanding as of December 31, 2012 and 2011. Amounts available under the borrowing arrangement with the FRB at December 31, 2012 and 2011 totaled $27,448,000 and $24,994,000, respectively.

10. BORROWING ARRANGEMENTS (Continued)

The following table summarizes these borrowings (dollars in thousands):

	December 31,			
	2012		2011	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Short-term portion of borrowings	$ 2,000	0.67%	$ 5,000	2.08%
Long-term borrowings	16,000	1.81%	14,000	1.80%
	$ 18,000	1.68%	$ 19,000	1.88%

Maturities on these borrowings are as follows:

Year Ending December 31,	
2013	$ 2,000,000
2014	8,000,000
2015	2,000,000
2016	2,000,000
2017	2,000,000
Thereafter	2,000,000
	$ 18,000,000

The Company has also been issued $7,500,000 in letters of credit by the FHLB, included in the amounts available from the FHLB previously discussed, which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2012 and management does not expect these lines to be drawn in the future.

11. INCOME TAXES

The provision for (benefit from) income taxes for the years ended December 31, 2012, 2011, and 2010 consisted of the following (dollars in thousands):

	Federal	State	Total
2012			
Current	$ 379	$ 27	$ 406
Deferred	368	86	454
Provision for income taxes	$ 747	$ 113	$ 860
2011			
Current	$ 1,340	$ 367	$ 1,707
Deferred	(352)	(86)	(438)
Provision for income taxes	$ 988	$ 281	$ 1,269

11. INCOME TAXES (Continued)

	Federal	State	Total
2010			
Current	$ 2	$ 74	$ 76
Deferred	(140)	(187)	(327)
Benefit from income taxes	$ (138)	$ (113)	$ (251)

Deferred tax assets (liabilities) consisted of the following (dollars in thousands):

	December 31,	
	2012	2011
Deferred tax assets:		
Allowance for loan and lease losses	$ 2,637	$ 3,157
Other real estate owned	1,146	891
Deferred compensation	2,006	1,962
Other	137	181
Premises and equipment	—	19
Total deferred tax assets	5,926	6,210
Deferred tax liabilities:		
Core deposit intangible	—	(82)
Unrealized gains on available-for-sale investment securities	(2,857)	(2,372)
Future liability of state deferred tax assets	(399)	(355)
Deferred loan costs	(219)	(256)
Federal Home Loan Bank stock dividends	(211)	(211)
Premises and equipment	(245)	—
Total deferred tax liabilities	(3,931)	(3,276)
Net deferred tax assets	$ 1,995	$ 2,934

The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal, state or local income tax examinations by tax. Furthermore, with few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2009 and by state and local taxing authorities for years before December 31, 2008. The unrecognized tax benefits and changes therein and the interest and penalties accrued by the Company as of December 31, 2012 were not significant.

11. INCOME TAXES (Continued)

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 34% in 2012, 2011 and 2010 to income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
Federal income tax statutory rate	34.0%	34.0%	34.0%
State franchise tax, net of Federal tax effect	1.8%	7.6%	(29.5)%
Tax benefit of interest on obligations of states and political subdivisions	(7.2)%	(6.6)%	(93.0)%
Tax-exempt income from life insurance policies	(2.2)%	(2.5)%	(42.0)%
Equity compensation expense	0.2%	0.7%	17.0%
Other	(5.5)%	0.4%	1.9%
Effective tax rate	21.1%	33.6%	(111.6)%

12. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2021. Certain of the leases have five year renewal options. One of the branch facilities is leased from a current member of the Company's Board of Directors (see Note 17).

Future minimum lease payments are as follows (dollars in thousands):

Year Ending December 31,	
2013	$ 854
2014	776
2015	713
2016	665
2017	356
Thereafter	269
	$ 3,633

Rental expense included in occupancy, furniture and equipment expense totaled $858,000, $832,000 and $956,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

12. COMMITMENTS AND CONTINGENCIES (Continued)

Financial Instruments With Off-Balance-Sheet Risk (Continued)

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk (dollars in thousands):

	December 31,	
	2012	2011
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 3,644	$ 4,642
Commercial real estate, construction and land development commitments secured by real estate	7,587	10,129
Other unused commitments, principally commercial loans	15,287	21,708
	$ 26,518	$ 36,479
Standby letters of credit	$ 6,506	$ 10,086

At inception, real estate commitments are generally secured by property with a loan to value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, Amador, El Dorado, and Sonoma counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 83% and 80% of the Company's loan portfolio at December 31, 2012 and 2011, respectively. A continued substantial decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectability of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

12. COMMITMENTS AND CONTINGENCIES (Continued)

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. The Company did not have any uninsured deposits at December 31, 2012.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

13. SHAREHOLDERS' EQUITY

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows (dollars and shares in thousands, except per share data):

For the Year Ended	Net Income	Weighted Average Number of Shares Outstanding	Per-Share Amount
December 31, 2012			
Basic earnings per share	$ 3,207	9,483	$ 0.34
Effect of dilutive stock-based compensation	—	9	
Diluted earnings per share	$ 3,207	9,492	$ 0.34
December 31, 2011			
Basic earnings per share	$ 2,504	9,852	$ 0.25
Effect of dilutive stock-based compensation	—	6	
Diluted earnings per share	$ 2,504	9,858	$ 0.25
December 31, 2010			
Basic earnings per share	$ 476	9,846	$ 0.05
Effect of dilutive stock-based compensation	—	3	
Diluted earnings per share	$ 476	9,849	$ 0.05

Stock options for 305,670 shares, 358,198 shares and 379,571 shares of common stock were not considered in computing diluted earnings per common share for the years ended December 31, 2012, 2011 and 2010, respectively, because they were antidilutive.

13. SHAREHOLDERS' EQUITY (Continued)

Stock Based Compensation

In 2000, the Board of Directors adopted and the Company's shareholders approved a stock option plan (the "2000 Plan"), under which 288,341 options remain outstanding at December 31, 2012. On March 17, 2010, the Board of Directors adopted the 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan was approved by the Company's shareholders on May 20, 2010. The total number of authorized shares that are available for issuance under the 2010 Plan is 1,446,739. The 2010 Plan provides for the following types of stock-based awards: incentive stock options; nonqualified stock options; stock appreciation rights; restricted stock; restricted performance stock; unrestricted Company stock; and performance units. Awards granted under the 2000 Plan were either incentive stock options or nonqualified stock options. The 2010 Plan and the 2000 Plan (collectively the "Plans"), under which equity incentives may be granted to employees and directors under incentive and nonstatutory agreements, require that the option price may not be less than the fair value of the stock at the date the option is granted. The option awards under the Plans expire on dates determined by the Board of Directors, but not later than ten years from the date of award. The vesting period is generally five years; however, the vesting period can be modified at the discretion of the Company's Board of Directors. Outstanding option awards under the Plans are exercisable until their expiration; however, no new options will be awarded under the 2000 Plan. The Plans do not provide for the settlement of awards in cash and new shares are issued upon exercise of an option.

A summary of the outstanding and vested stock option activity for the year ended December 31, 2012 is as follows:

	Outstanding		Nonvested	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Fair Value Per Share
Balance, January 1, 2012	358,198	$ 17.25	65,494	$ 2.08
Options granted	17,329	7.07	17,329	$ 2.31
Options vested	(17,568)	$		
Options expired or canceled	(69,857)	$ 17.09	(21,718)	$ 3.85
Balance, December 31, 2012	305,670	$ 16.71	43,537	$ 1.73

A summary of options as of December 31, 2012 is as follows:

Nonvested:	
Weighted average exercise price of nonvested stock options	$ 9.47
Aggregate intrinsic value of nonvested stock options	$ —
Weighted average remaining contractual term in years of nonvested stock options	7.23
Vested:	
Number of vested stock options	262,133
Number of options expected to vest	32,653
Weighted average exercise price per share	$ 17.92
Aggregate intrinsic value	$ —
Weighted average remaining contractual term in years	3.17

13. SHAREHOLDERS' EQUITY (Continued)

Stock Based Compensation (Continued)

Range of Exercise Prices	Number of Options Outstanding December 31, 2012	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2012
$7.07- $11.66	60,676	7.06 years	26,006
$11.67- $12.37	26,820	0.21 years	26,820
$12.38 - $12.65	1,575	5.39 years	1,260
$12.66 - $16.18	927	0.39 years	927
$16.19 - $16.77	42,721	5.14 years	34,176
$16.78 - $18.10	38,928	1.30 years	38,928
$18.11 - $18.23	31,998	2.29 years	31,993
$18.24 - $24.07	102,025	3.53 years	102,023
	305,670		262,133

Restricted Stock

There were 16,207 shares of restricted stock awarded during the second quarter of 2012. Of the 16,207restricted common shares, 9,898 will vest one year from the date of the award and 6,309 will vest 20% per year from the date of the award. The weighted average contractual term over which the restricted stock will vest is 1.42 years. There were 18,902 shares of restricted stock awarded during the third quarter of 2011. Grant date fair value is determined by the market price of the Company's common stock on the date of the grant ($6.91 on May 16, 2012 and $6.99 on August 17, 2011). Of the 18,902 restricted common shares awarded in 2011, 13,335 vested on August 17, 2012, 843 were forfeited, and 3,781 vest 20% per year. The intrinsic value of unvested restricted stock at December 31, 2012 was $186,000.

Restricted Stock	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	32,078	$ 5.96
Awarded	16,207	7.07
Vested	16,792	5.51
Cancelled	4,524	6.67
Nonvested at December 31, 2012	26,969	6.79

The shares awarded to employees and directors under the restricted stock agreements vest on applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. New shares are issued upon vesting of the restricted common stock.

13. SHAREHOLDERS' EQUITY (Continued)

Common Stock Repurchase Program

On January 26, 2012, the Company approved and authorized a stock repurchase program for 2012 (the "2012 Program"). The 2012 Program authorized the repurchase during 2012 of up to 5% of the outstanding shares of the Company's common stock, or approximately 494,500 shares based on the 9,890,909 shares outstanding as of January 26, 2012. On June 15, 2012, the Company approved and authorized an increase to number of shares eligible for repurchase under the 2012 Program, increasing the number from 494,500 to 593,500. During 2012 the Company repurchased 575,389 shares of its common stock at an average price of $7.29 per share. On December 20, 2012, the Company approved and authorized a stock repurchase program for 2013 (the "2013 Program"). The 2013 Program authorized the repurchase during 2013 of up to 10% of the outstanding shares of the Company's common stock, or approximately 932,700 shares based on the 9,327,203 shares outstanding as of December 20, 2012. Any repurchases under the 2013 Program will be made from time to time by the Company in the open market as conditions allow. All such transactions will be structured to comply with Commission Rule 10b-18 and all shares repurchased under the 2013 Program will be retired. The number, price and timing of the repurchases will be at the Company's sole discretion and the 2013 Program may be re-evaluated depending on market conditions, capital and liquidity needs or other factors. Based on such re-evaluation, the Board of Directors may suspend, terminate, modify or cancel the 2013 Program at any time without notice.

14. REGULATORY MATTERS

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory restrictions, and dependent upon earnings, financial condition and capital requirements of the Company and its subsidiaries. On July 24, 2009, the Board of Directors temporarily suspended the payment of cash dividends until such time as it is prudent to reestablish payment of cash dividends. As a result there were no cash dividends declared or paid in 2010, 2011 or 2012.

As a California corporation, the Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law (the "Corporation Law"). The Corporation Law provides that neither a corporation nor any of its subsidiaries shall make a distribution to the corporation's shareholders unless the board of directors has determined in good faith either of the following: (1) the amount of retained earnings of the corporation immediately prior to the distribution equals or exceeds the sum of (A) the amount of the proposed distribution plus (B) the preferential dividends arrears amount; or (2) immediately after the distribution, the value of the corporation's assets would equal or exceed the sum of its total liabilities plus the preferential rights amount. The good faith determination of the board of directors may be based upon (1) financial statements prepared on the basis of reasonable accounting practices and principles, (2) a fair valuation, or (3) any other method reasonable under the circumstances; provided, that a distribution may not be made if the corporation or subsidiary making the distribution is, or is likely to be, unable to meet its liabilities (except those whose payment is otherwise adequately provided for) as they mature. The term "preferential dividends arrears amount" means the amount, if any, of cumulative dividends in arrears on all shares having a preference with respect to payment of dividends over the class or series to which the applicable distribution is being made, provided that if the articles of incorporation provide that a distribution can be made without regard to preferential dividends arrears amount, then the preferential dividends arrears amount shall be zero. The term "preferential rights amount" means the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights, including accrued but unpaid dividends, of other shareholders upon dissolution that are superior to the rights of the shareholders receiving the distribution, provided that if the articles of incorporation provide that a distribution can be made without regard to any preferential rights, then the preferential rights amount shall be zero.

In addition, the California Financial Code restricts the total dividend payment of any state banking corporation in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. In addition, subject to prior regulatory approval, any state banking corporation may request an exception to this restriction.

Regulatory Capital

The Company and ARB are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

Under capital adequacy guidelines, the Company and ARB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

14. REGULATORY MATTERS (Continued)

Regulatory Capital (Continued)

To be categorized as well capitalized, ARB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

Management believes that the Company and ARB met all their capital adequacy requirements as of December 31, 2012 and 2011.

	December 31,			
	2012		2011	
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)			
Leverage Ratio				
American River Bankshares and Subsidiaries	$ 73,388	12.8%	$ 74,037	13.1%
Minimum regulatory requirement	$ 22,900	4.0%	$ 22,624	4.0%
American River Bank	$ 72,284	12.6%	$ 69,489	12.3%
Minimum requirement for "Well-Capitalized" institution	$ 28,600	5.0%	$ 28,155	5.0%
Minimum regulatory requirement	$ 22,880	4.0%	$ 22,524	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 73,388	23.9%	$ 74,037	21.5%
Minimum regulatory requirement	$ 12,297	4.0%	$ 13,763	4.0%
American River Bank	$ 72,284	23.5%	$ 69,489	20.2%
Minimum requirement for "Well-Capitalized" institution	$ 18,425	6.0%	$ 20,634	6.0%
Minimum regulatory requirement	$ 12,283	4.0%	$ 13,756	4.0%
Total Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 77,255	25.1%	$ 78,372	22.8%
Minimum regulatory requirement	$ 24,747	8.0%	$ 27,743	8.0%
American River Bank	$ 76,146	24.8%	$ 73,822	21.5%
Minimum requirement for "Well-Capitalized" institution	$ 30,900	10.0%	$ 34,661	10.0%
Minimum regulatory requirement	$ 24,720	8.0%	$ 27,729	8.0%

15. OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income consisted of the following (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Rental income from OREO properties	$ 886	$ 37	$ —
Merchant fee income	531	467	420
Increase in cash surrender value of life insurance policies (Note 16)	267	272	277
Other	273	218	234
	$ 1,957	$ 994	$ 931

Other noninterest expense consisted of the following (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Professional fees	$ 1,031	$ 1,037	$ 1,191
Outsourced item processing	379	427	414
Directors' expense	384	327	371
Telephone and postage	335	330	336
Amortization of intangible assets	183	219	242
Stationery and supplies	229	183	208
Advertising and promotion	268	231	198
Other operating expenses	959	1,004	1,010
	$ 3,768	$ 3,758	$ 3,970

16. EMPLOYEE BENEFIT PLANS

American River Bankshares 401(k) Plan

The American River Bankshares 401(k) Plan has been in place since January 1, 1993 and is available to all employees. Under the plan, the Company will match 100% of each participants' contribution up to 3% of annual compensation plus 50% of the next 2% of annual compensation. Employer Safe Harbor matching contributions are 100% vested upon entering the plan. The Company's contributions totaled $184,000, $172,000 and $173,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Employee Stock Purchase Plan

The Company contracts with an administrator for an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

16. EMPLOYEE BENEFIT PLANS (Continued)

American River Bankshares Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management team and a Deferred Fee Agreement for Non-Employee Directors for the purpose of providing the opportunity for participants to defer compensation. Participants of the management team, who are selected by a committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs and accrues interest on the participants' deferred balances at a rate based on U.S. Government Treasury rates plus 4.0%. This rate was 4.83% at December 31, 2012. Deferred compensation, including interest earned, totaled $2,436,000 and $2,327,000 at December 31, 2012 and 2011, respectively. The expense recognized under this plan totaled $116,000, $138,000 and $150,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Salary Continuation Plan

The Company has agreements to provide certain current executives, or their designated beneficiaries, with annual benefits for up to 15 years after retirement or death. These benefits are substantially equivalent to those available under life insurance policies purchased by the Company on the lives of the executives. The Company accrues for these future benefits from the effective date of the agreements until the executives' expected final payment dates in a systematic and rational manner. As of December 31, 2012 and 2011, the Company had accrued $1,054,000 and $983,000, respectively, for potential benefits payable. This payable approximates the then present value of the benefits expected to be provided at retirement and is included in accrued interest payable and other liabilities on the consolidated balance sheet. The expense recognized under this plan totaled $143,000, $166,000 and $153,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

In connection with these plans, the Company invested in single premium life insurance policies with cash surrender values totaling $12,858,000 and $11,292,000 at December 31, 2012 and 2011, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets. Tax-exempt income on these policies, net of expense, totaled approximately $267,000, $272,000 and $277,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

17. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. The following is a summary of the aggregate activity involving related party borrowers during 2012 (dollars in thousands):

Balance, January 1, 2012	$	3,887
Disbursements		15
Amounts repaid		(107)
Balance, December 31, 2012	$	3,795
Undisbursed commitments to related parties, December 31, 2012	$	5

The Company also leases one of its branch facilities from a current member of the Company's Board of Directors. Rental payments to the Director totaled $105,000, $100,000 and $101,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

18. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS

December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
ASSETS		
Cash and due from banks	$ 661	$ 5,152
Investment in subsidiaries	92,890	89,552
Other assets	1,339	181
	$ 94,890	$ 94,885
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Other liabilities	$ 896	$ 786
Total liabilities	896	786
Shareholders' equity:		
Common stock	67,977	72,016
Retained earnings	21,732	18,525
Accumulated other comprehensive income, net of taxes	4,285	3,558
Total shareholders' equity	93,994	94,099
	$ 94,890	$ 94,885

18. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME

For the Years Ended December 31, 2012, 2011 and 2010
(Dollars in thousands)

	2012	2011	2010
Income:			
Dividends declared by subsidiaries – eliminated in consolidation	$ 1,000	$ —	$ —
Management fee from subsidiaries – eliminated in consolidation	—	2,840	4,057
Other income	—	28	29
Total income	1,000	2,868	4,086
Expenses:			
Salaries and employee benefits	1	2,396	3,125
Professional fees	98	253	360
Directors' expense	285	260	308
Other expenses	216	538	645
Total expenses	600	3,447	4,438
Income (loss) before equity in undistributed income of subsidiaries	400	(579)	(352)
Equity in undistributed income of subsidiaries	2,560	2,845	699
Income before income taxes	2,960	2,266	347
Income tax benefit	247	238	129
Net income	$ 3,207	$ 2,504	$ 476

AMERICAN RIVER BANKSHARES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

18. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(Dollars in thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 3,207	$ 2,504	$ 476
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Undistributed earnings of subsidiaries	(2,560)	(2,845)	(699)
Equity-based compensation expense	155	202	236
(Increase) decrease in other assets	(1,209)	2,067	(193)
Increase (decrease) in other liabilities	110	(3,091)	418
Net cash (used in) provided by operating activities	(297)	(1,163)	238
Cash flows from investing activities:			
Purchase of equipment	—	(36)	(148)
Sale of equipment	—	194	—
Net cash provided by (used in) investing activities	—	158	(148)
Cash flows from financing activities:			
Cash paid to repurchase common stock	(4,194)	—	—
Net cash used in financing activities	(4,194)	—	—
Net (decrease) increase in cash and cash equivalents	(4,491)	(1,005)	90
Cash and cash equivalents at beginning of year	5,152	6,157	6,067
Cash and cash equivalents at end of year	$ 661	$ 5,152	$ 6,157

Selected Quarterly Information (Unaudited)

(In thousands, except per share and price range of common stock)

	March 31,	June 30,	September 30,	December 31,
2012				
Interest income	$ 5,510	$ 5,324	$ 5,334	$ 5,131
Net interest income	5,008	4,842	4,864	4,691
Provision for loan and lease losses	580	375	410	—
Noninterest income	693	694	712	675
Noninterest expense	4,112	4,051	4,219	4,365
Income before taxes	1,009	1,110	947	1,001
Net income	712	845	780	870
Basic earnings per share	$ .07	$ .09	$ .08	$ .09
Diluted earnings per share	.07	.09	.08	.09
Cash dividends per share	—	—	—	—
Price range, common stock	$ 4.50-7.90	$ 6.25-8.31	$ 6.41-7.71	$ 6.21-7.89
2011				
Interest income	$ 5,954	$ 6,367	$ 6,070	$ 5,808
Net interest income	5,229	5,689	5,430	5,243
Provision for loan and lease losses	1,375	1,700	550	—
Noninterest income	433	454	750	471
Noninterest expense	4,051	4,197	3,986	4,067
Income before taxes	236	246	1,644	1,647
Net income	206	221	1,049	1,028
Basic earnings per share	$ .02	$ .02	$ .11	$ .10
Diluted earnings per share	.02	.02	.11	.10
Cash dividends per share	—	—	—	—
Price range, common stock	$ 5.95-6.75	$ 6.00-6.89	$ 4.55-6.59	$ 4.55-5.00


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